EXECUTION VERSION

NORCREST METALS INC.
as Borrower

and

SILVERCREST METALS INC.
COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V.
BABICANORA AGRÍCOLA DEL NOROESTE, S.A. DE C.V.
SILVERCREST METALS DE MÉXICO, S.A. DE C.V.
TINTO ROCA EXPLORACIÓN, S.A. DE C.V.
ALTADORE ENERGÍA. S.A. DE C.V.

as Guarantors

RK MINE FINANCE BERMUDA 4 LIMITED
as Lender

CREDIT AGREEMENT

December 31, 2020

i

ii

Appendix B	Form of Drawdown Notice	Appendix B-1
Appendix C	Form of Compliance Certificate	Appendix C-1

iii

CREDIT AGREEMENT

CREDIT AGREEMENT (this "Agreement") made as of the 31st day of December, 2020 among NorCrest Metals Inc., a company incorporated under the laws of British Columbia (the "Borrower"), the Guarantors (as defined below) and RK Mine Finance Bermuda 4 Limited (the "Lender").

WHEREAS the Borrower has requested the Lender provide to it a certain term credit facility to assist in financing the construction, the commissioning and the start-up of the Project (as defined herein) in accordance with the Technical Study (as defined herein);

AND WHEREAS the Lender is willing to provide such Credit Facility (as defined herein) to the Borrower for the aforesaid purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

The following defined terms shall for all purposes of this Agreement, or any amendment, substitute, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of 50% or more of the voting securities, by contract or otherwise.

"Applicable Law" means, with respect to any Person or matter, any statute, law, rule, treaty, convention, regulation, order, decree, request, determination or other requirement of any Governmental Agency, in each case, having the force of law, relating and applicable to such Person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof.

"Approvals" means, with respect to any Person and as of the relevant date, each and every approval, order in council, authorization, license, permit, consent and other approvals by or with any Governmental Agency or other Person which are, as at such date, required by such Person by Applicable Law and necessary to authorize or permit the development and operation of the Project (as at such date) and the execution, delivery, performance, validity and enforceability of the Transaction Documents, including those described in Schedule B hereto.

"Assignment and Assumption" means an assignment and assumption agreement substantially in the form of Appendix A hereto.

"Availability Period" means the period from and including the Closing Date to and including the earliest to occur of (i) the date on which the aggregate of all Loans equals the Credit Facility Credit Limit, (ii) the date on which the Credit Facility terminates pursuant to Section 2.3, and (iii) the Final Drawdown Date.

"Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of any of the State of New York, the provinces of British Columbia or Ontario, Bermuda or the United Kingdom, or is a day on which banking institutions located in any of the State of New York, the provinces of British Columbia or Ontario, Bermuda or the United Kingdom are permitted to be closed.

[Signature Page – Credit Agreement]

"Capital Lease" means a lease that is categorized as a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the relevant Person in accordance with IFRS.

"Capital Stock" means common shares in the capital of a company, common shares of capital stock, partnership interests, membership interests, beneficial interests or other equity interests in any Person or any warrants, options or other rights to acquire any such interests.

"Cash Equivalents" means:

(a) marketable direct obligations issued by, or unconditionally guaranteed by, any Permitted Cash Equivalent Jurisdiction or any agency or instrumentality of any of them, and backed by the full faith and credit of any Permitted Cash Equivalent Jurisdiction, in each case maturing in one year or less from the date of acquisition;

(b) term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of any Permitted Cash Equivalent Jurisdiction having combined capital and surplus of not less than $500,000,000; and

(c) commercial paper (i) for which a recognised trading market exists; (ii) issued by an issuer incorporated in Canada, the United States of America or the United Kingdom; (iii) which matures within six months after the relevant date of calculation; and (iv) of an issuer rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's.

"CFADS" means the cash operating proceeds from the Project less Royalty Payments in cash, all Operation and Maintenance Expenses in cash and Tax Payments in cash.

"Change of Control" means the occurrence of any of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of any Person, taken as a whole, to any Person; or (b) any Person or group becomes the owner or has the right to become the owner, in each case directly or indirectly, of 50% or more of the voting power, voting securities or Equity Securities; or (c) any Person amalgamates or consolidates with, or merges with or into (via plan of arrangement or otherwise), any Person, or any Person amalgamates or consolidates with, or merges with or into, such Person, in any such event pursuant to a transaction in which any of the outstanding voting securities of such Person or such other Person is converted into or exchanged for cash, securities or other property in which the Borrower is not the continuing or surviving corporation; or (d) a replacement of more than 50% of the members of the board of directors of any Person that is not approved by a majority of those individuals who are members of such board immediately prior to such replacement (other than any vacant seats which are filled in good faith and for bona fide succession planning purposes).

"Closing Date" shall have the meaning ascribed to such term in Section 9.1.

"Collateral Accounts" shall mean all accounts over which the Lender has a first ranking Lien and each such account shall be a "Collateral Account".

"Completion" shall occur on the date upon which the Borrower (a) has satisfied each of the requirements, tests and conditions set forth in Schedule A hereto (the "Completion Test") and (b) has delivered the Completion Certificates to the Lender, together or separately, in any order and from time to time, duly executed by the Borrower, accepted (where applicable) by the Independent Engineer and accepted by the Lender.  Notwithstanding the foregoing, at the Borrower's request, Completion shall occur, even if the conditions set forth in the preceding sentence have not been satisfied, if the Lender delivers a notice to the Borrower signed by the Lender stating that Completion has occurred.

"Completion Certificates" shall mean, collectively, the certificates confirming various conditions of Completion.

"Completion Date" means the date upon which Completion occurs.

"Completion Test" shall have the meaning ascribed to such term in the definition of "Completion".

"Credit Documents" means this Agreement, the Guarantees and the Security Documents.

"Credit Facility" means the non-revolving term credit facility established by the Lender in favour of the Borrower pursuant to Section 2.1.

"Credit Facility Credit Limit" means $120,000,000.

"Credit Obligations" means all present and future indebtedness, liabilities and obligations of the Borrower to the Lender under the Credit Documents including the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law.

"Current Assets" means, with respect to any Person, the aggregate (on a consolidated basis) of (a) all cash and Cash Equivalents and (b) trade receivables due in less than 60 days and not overdue.

"Current Liabilities" means, with respect to any Person, the aggregate (on a consolidated basis and without duplication) of all current liabilities of such Person (excluding amounts due in connection with the Credit Obligations) as of any date of determination calculated in accordance with IFRS and expected to be settled within twelve months from the date of computation.

"Default" means any event which, with the passage of time, the giving of notice or both, would constitute an Event of Default.

"Deferred Share Units" means the Units issued pursuant to the board-approved Deferred Share Unit plan in the amount of (x) 35,000 Units existing as of the date hereof and (y) no more than $630,000 worth of Units in aggregate (such value being determined at the time of issuance of a Unit and calculated by multiplying the number of Units by the value of the referable Equity Securities to which each Unit is subject) to be issued following the date of this Agreement.

"Derivative Transaction" means any transaction which is (a) a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, forward commodity transaction, credit derivative transaction, repurchase or reverse repurchase transaction, securities lending transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions but excluding, for the avoidance of doubt, Spot Transactions) or (b) any combination of these transactions.

"Direct Agreement" means, in respect of any Material Contract, a direct agreement which the Lender requires be entered into, in its favour, by the counterparty to such Material Contract which will provide the Lender a period of advance notice if the applicable Material Contract is going to terminate and provide the Lender with an opportunity to exercise appropriate step-in rights, cure rights and the right to transfer the Material Contract by way of novation.

"Disqualified Capital Stock" means any capital shares of the Parent, the Borrower or any Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable (other than solely for capital shares of the Parent, the Borrower or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for capital shares of the Parent, the Borrower or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), in whole or in part, on or prior to the Maturity Date, for cash or securities constituting Indebtedness.  Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any preferred shares of the Parent, the Borrower or a Subsidiary of the Borrower, and (ii) any preferred shares of the Parent, the Borrower or a Subsidiary of the Borrower, under the terms of which, by agreement or otherwise, such entity, as applicable, is obligated to pay current dividends or distributions in cash during the period prior to the Maturity Date.

"Drawdown Notice" shall have the meaning ascribed thereto in Section 2.9.

"Environmental Laws" shall mean any Applicable Law regulating, relating to or imposing liability or standards of conduct concerning the environment, zoning, land use, or emissions, discharges, releases or threatened releases into the environment (including, without limitation, ambient air, surface water, ground water and land) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

"Equity Issue" means an issue of Equity Securities of the Parent after the date hereof.

"Equity Securities" means any securities (i) having voting rights in the election of the board of directors of a Person not contingent upon default or (ii) evidencing an ownership interest in a Person, or (iii) convertible into or exercisable or exchangeable for any of the foregoing (other than unexercised options issued to an employee, consultant, officer or director of a Person pursuant to an incentive option plan or otherwise), or any agreement or commitment to issue any of the foregoing.

"Event of Default" means any one of the events set forth in Section 10.1.

"Exchange Equivalent" means, as of any particular date, with reference to any amount (the "original amount") expressed in a particular currency (the "original currency"), the amount expressed in another currency (the "second currency") which would be required to buy the original amount of the original currency using the second currency based on the rate quoted by the Bank of Canada for the conversion of the original currency into the second currency as quoted by the Bank of Canada at the close of business on the Business Day immediately preceding such date of determination and for comparable amounts of such currency.

"Excluded Taxes" means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any other Financing Document, (a) Taxes imposed on (or measured by) its net income or profits (however denominated), branch profits Taxes, and franchise Taxes, in each case imposed by (i) a jurisdiction as a result of such recipient being organized or having its principal office located in that jurisdiction or, in the case of the Lender, having its applicable lending office located in that jurisdiction; (ii) any jurisdiction as a result of any other present or former connection between such recipient and the jurisdiction imposing such Tax (other than a connection arising solely from such recipient having executed, delivered, or become a party to, performed its obligations or received payments under, received or perfected a security interest under, sold or assigned an interest in or enforced, any Financing Document); or (iii) any Canadian federal withholding taxes imposed as a result of the Lender (A) not dealing at arm's length (within the meaning of the Income Tax Act (Canada) with the Borrower; or (B) being a "specified shareholder" (within the meaning of sub-section 18(5) of the Income Tax Act (Canada) of the Borrower, or not dealing at arm's length with such "specified shareholder" of the Borrower, and (b) any withholding Tax that is attributable to the Lender's failure to comply with Section 5.3(e).

"Existing Royalty" means the 2% net smelter return royalty payable to Gutierrez-Perez-Ramirez, of the Nuevo Lupena and Panuco II concessions as disclosed in the Preliminary Economic Assessment and the royalties disclosed on Schedule C hereto.

"Expropriation Compensation" shall mean (a) all value (whether in the form of money, securities, property or otherwise) paid or payable by any Governmental Agency in whole or partial settlement of claims, whether or not resulting from judicial proceedings, as compensation for or in respect of Expropriatory Action and (b) all rights to institute proceedings (whether before a court or judge or by way of arbitration or otherwise) to enforce any claims, execute judgments or awards and collect and receive payments pursuant to clause (a) above.

"Expropriatory Action" shall mean any compulsory transfer or taking by condemnation, expropriation, eminent domain or exercise of a similar power, or transfer under threat of such compulsory transfer or taking, of any part of the Secured Assets, by any agency, department, authority, commission, board, instrumentality or political subdivision of the Province of British Columbia or Canada or Mexico and/or another Governmental Agency having appropriate jurisdiction; and including any actions of a Governmental Agency or group of them which, even as not constituting a direct transfer or taking of the Secured Assets, impose on them a burden, obligation, term or condition resulting in a material deprivation of the commercial value of any part of the Secured Assets.

"Feasibility Study" means a feasibility study of the Project prepared in compliance with National Instrument 43-101.

"Final Drawdown Date" means the date which is 6 months following the Initial Drawdown Date (the "Last Available Date"); provided however, if the Borrower has (A) drawn at least 50% of the Credit Facility Credit Limit or (B) committed via irrevocable direction delivered to the Lender within 6 months of the Initial Drawdown Date to draw at least 50% of the Credit Facility Credit Limit, in each case, on or before the date which is 8 months following the Initial Drawdown Date, the Last Available Date shall extend to the date which is 12 months following the Initial Drawdown Date; and provided further if the Borrower has drawn at least 75% of the Credit Facility Credit Limit on or before the date which is 12 months following the Initial Drawdown Date, the Last Available Date shall extend to the date with is 20 months following the Initial Drawdown Date.

"Financial Statements" means the audited consolidated financial statements of the Parent for the Fiscal Year ending on December 31, 2019 and the unaudited consolidated financial statements of the Parent for the nine months ending on September 30, 2020.

"First Payment Date" means the last Business Day of the month which is 3 months after the Initial Drawdown Date.

"Fiscal Quarter" means any of the three month periods ending on the last day of March, June, September and December in each year.

"Fiscal Year" means any of the twelve month periods ending on the last day of December in each year.

"Force Majeure" shall mean acts of God, governmental actions, war or national emergency, acts of terrorism, protests, riot, civil commotion, fire, explosion, flood, epidemic, lock-outs, strikes or other labour disputes (whether or not relating to either party's workforce), or restraints or delays affecting carriers or, in the event of any other disabling causes whatsoever beyond the reasonable control of the Borrower which prevent the Borrower from complying with a material obligation under this Agreement. The novel coronavirus (COVID-19) in and of itself does not constitute a Force Majeure, provided that, the direct or indirect impacts on the Borrower or Guarantors (including those adopted by the Borrower or a Guarantor in compliance with applicable local public health guidelines) shall constitute a Force Majeure.

"Fully Advanced Principal Amount" means (a) at any date prior to the Final Drawdown Date, the aggregate principal of all Loans advanced to such date, and (b) on the Final Drawdown Date or any date thereafter, the aggregate principal amount outstanding under all Loans advanced under the Credit Facility as at 5:00 p.m. (Toronto time) on the Final Drawdown Date.

"Gold and Silver Materials" mean all marketable metal bearing material (including gold and silver) that is contained within, derived from, mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other benefication of metal bearing material, including ore, concentrate, doré and/or other unrefined gold and/or silver products.

"Governmental Agency" means any supranational, national, federal, provincial, regional or local government or governmental department, agency, authority, board, central bank, monetary authority, commission, or other entity charged with the administration, interpretation or enforcement of any Applicable Law.

"Guarantees" means the guarantees executed and delivered by each Guarantor in favour of the Lender.

"Guarantors" means each Subsidiary of the Borrower (including, Compañía Minera La Llamarada, S.A. de C.V., Babicanora Agrícola del Noroeste, S.A. de C.V., SilverCrest Metals de México, S.A. de C.V., Tinto Roca Exploración, S.A. de C.V. and Altadore Energía, S.A. de C.V.) and, until the Completion Date, the Parent and "Guarantor" means any one of them.

"Hazardous Material" means any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of the Environmental Laws applicable to the Project.

"IFRS" means international financial reporting standards approved or recommended from time to time by the Chartered Professional Accountants of Canada.

"Indebtedness" of any Person means, without duplication, (i) indebtedness for borrowed money of such Person, (ii) Purchase Money Obligations of such Person, (iii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iv) obligations of such Person under any Capital Lease, (v) to the extent accelerated or otherwise then due and payable, all obligations of any Person under any agreement, whether or not in writing, relating to any transaction that is a Derivative Transaction, such obligations to be measured on a marked-to-market basis at the time of determination, (vi) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person and (vii) contingent obligations of such Person under any guarantee, indemnity or other agreement assuring payment of any obligations of another Person of the type described in any of clauses (i) through (vi) above (to the extent, with respect to any such indemnity, of the amount of such indemnity which is not in dispute). The Indebtedness of a Person shall include (x) the Indebtedness of any other entity (including any partnership in which any such Person is a general partner) to the extent such Person is liable therefor by operation of law as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor; and (y) all obligations of such Person under any gold stream agreements or similar agreement, including, without limitation, any royalty agreements entered into after the date hereof.

"Indemnified Taxes" means all Taxes other than Excluded Taxes.

"Independent Engineer" means RPM or such other technical engineering consultant as the Lender, may engage from time to time.

"Initial Drawdown" means the advance of the initial Loan made available hereunder.

"Initial Drawdown Date" means the date of the Initial Drawdown.

"Insurance Advisor" means AON or such other insurance consultant as the Lender may engage from time to time.

"Investment" means, directly or indirectly:

(a) the making of any loan, advance or other extension of credit (excluding an account receivable arising in the ordinary course of business) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise) any other Person; or

(b) the purchase of any Capital Stock, bonds, notes or debentures of any other Person; or

(c) except as permitted by Section 8.4(f), the acquisition, by purchase or otherwise, of (w) all or substantially all of the business any other Person, or (x) any assets of any other Person, or (y) any Equity Securities of, or other evidence of beneficial ownership of any other Person, or, (z) in each case of (w), (x) or (y), any agreement to make any such acquisition of any other Person.

Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

"Lender Indemnitees" means, collectively, the Lender and their respective holding companies (if any) and their respective officers, directors, custodians, nominees, agents, representatives and employees and "Lender Indemnitee" means any of the Lender Indemnitees.

"LIBOR" means, in relation to any Loan: (a) the applicable Screen Rate as of 11:00 am (London Time) on the first day of each respective LIBOR Interest Period; or (b) if no Screen Rate is available for dollars for a period of three (3) Months the interpolated Screen Rate for that Loan; (c) if no Screen Rate is available for dollars and the Lender and the Borrower determine that the LIBOR in dollars is no longer a representative benchmark or if there is a public announcement by the administrator of the applicable LIBOR (or by a Governmental Agency having jurisdiction over such administrator) identifying a specific date after which the LIBOR in dollars will no longer be provided as a benchmark, then the Lender and the Borrower will negotiate in good faith to (i) establish an alternate reference rate of interest to the LIBOR in dollars that is then a broadly accepted reference rate to determine interest rates for credit facilities of a similar type, size and economic equivalency to this Agreement, and (ii) if necessary, make consequential adjustments to this Agreement. However, if that rate is less than one and a half (1.5%) per cent, LIBOR shall be deemed to be one and a half (1.5%) per cent.

"LIBOR Interest Period" means the time period from the Initial Drawdown Date until the First Payment Date and then each successive period of three (3) months until the Maturity Date.

"Lien" means with respect to any asset, any mortgage, charge, hypothec, assignment, pledge, lien or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), in, on or of such asset that secures the payment of any Indebtedness or liability or the observance or performance of any obligation.

"Loan" means each advance of the Credit Facility hereunder.

"Loss" means loss, liability, claim, judgement, settlement, compromise, obligation, damages, penalty, cost, expense or disbursement of any kind or nature whatsoever.

"Material Adverse Change" means any change of circumstances or any event which would have a Material Adverse Effect.

"Material Adverse Effect" means an event or circumstances taken alone or in conjunction with other events or circumstances (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) that has or would reasonably be expected to have a material adverse effect upon:

(a) the condition (financial or otherwise), business, performance, operations, properties or prospects of the Borrower or the Project (including, without limitation, the ability of the Borrower to perform in accordance with the then applicable Technical Study);

(b) the legality, validity or enforceability of any Financing Document;

(c) the perfection or intended priority of the Security;

(d) the ability of the Borrower to exercise its rights or perform its obligations under the Transaction Documents taken as a whole; or

(e) the rights or remedies of the Lender under the Credit Documents taken as a whole.

provided that and notwithstanding the foregoing, the direct and indirect impacts of the novel coronavirus (COVID-19) pandemic on the condition (financial or otherwise), business, performance, operations, properties, or prospects of the Borrower or the Project (including, without limitation, the ability of the Borrower to perform in accordance with the then applicable Technical Study) shall not constitute a Material Adverse Effect.

"Material Contracts" means, collectively, the agreements listed in Schedule C hereto and such other material agreements (which, for clarity and without limitation, shall exclude sales agreements and agreements with respect to the Parent's equity (including, for avoidance of doubt, subscription agreements for the Parent) which are entered into by the Borrower or a Guarantor after the date hereof which involve commitments greater than [REDACTED] [Material contract threshold redacted as commercially sensitive information] in any calendar year and any Replacement Material Contracts.

"Maturity Date" means fourth anniversary of the Closing Date.

"Mining Properties" means all ownership, leases, usufruct, rights of way, temporary occupation, easements and any other form of real estate rights described in Schedule D hereto.

"Minority Interests" means one (1) share of the fixed-minimum capital of a Guarantor (other than the Parent), representing no more than one (1) percent of the outstanding economic interest in such Guarantor and held in trust for the benefit of the Borrower as more specifically described as of the date hereof in Schedule N hereto.

"Moody's" shall mean Moody's Investors Service, Inc.

"Net Present Value of CFADS" means, calculated as at January 1, 2023, the net present value (using a discount rate equal to 10% per annum) of CFADS projected for the Project to be available to the Borrower for the period commencing with January 1, 2023 and ending on the last day of the useful life of the Project, using the Feasibility Study to be delivered in accordance with Section 8.3(r) (or a replacement updated Technical Study to be delivered in accordance with Section 8.4(n)) and assuming a forecast silver price of $18/oz and a forecast gold price of $1,400/oz. Where the Net Present Value of CFADS is calculated and actual results are available for a period after January 1, 2023, these actual results shall be included as applicable to replace the projected CFADS number only to the extent and for the period such actual results are available.

"Operation and Maintenance Expenses" means all (a) expenses of administering (excluding, for avoidance of doubt, corporate overhead costs), developing, insuring, managing and operating the Project (whether such expenses are of an operating or capital nature), (b) all expenditures for regularly scheduled (or anticipated) major maintenance of any equipment and facilities comprising the Project or other capitalized improvements with respect to the Project, (c) costs associated with the sale and transportation of products from the Project and (d) costs and fees incurred in connection with obtaining and maintaining in effect all required authorizations for the Project and any and all property maintenance fees, costs and expenses with respect to the Project, including annual maintenance and recording fees for the Mining Properties including reclamation and bonding costs.

"Other Taxes" means any and all present or future recording, stamp, documentary, transfer, sales, property or similar Taxes arising from any payment made under any Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Credit Document.

"Parent" means SilverCrest Metals Inc.

"Payment Date" means the First Payment Date and the last Business Day of each three month period immediately following the First Payment Date and ending on the Maturity Date.

"Permitted Acquisition" shall have the meaning ascribed to such term in Section 8.4(f).

"Permitted Acquisition Indebtedness" means any Indebtedness resulting from a Permitted Acquisition, provided that, (i) such Indebtedness existed prior to, and not in contemplation of, the Permitted Acquisition, (ii) such Indebtedness, if secured, is secured only by a Lien on the assets or Equity Securities so acquired and (iii) such Indebtedness is extinguished within five (5) Business Days following the consummation of the Permitted Acquisition.

"Permitted Cash Equivalent Jurisdiction" means Canada, the United States and any province or state thereof.

"Permitted Hedging Program" means an unmargined risk management facility or facilities as provided to the Parent by a counterparty acceptable to the Lender, acting reasonably, to be executed and utilized following the Closing Date (in each case, solely at the Parent's election, as applicable) to manage any Mexican Peso, U.S. Dollar or Canadian dollar foreign currency risk; provided however that if it is determined after the date hereof that it would not be efficient from a tax perspective to place the Permitted Hedging Program with the Parent, the Borrower or any Guarantor may enter into such Permitted Hedging Program provided it is managed in a separate account.

"Permitted Indebtedness" means (without duplication):

(a) the Credit Obligations;

(b) any Indebtedness arising under a Permitted Hedging Program (to a maximum of $10,000,000 (using mark to market principles) if entered into by the Borrower or any Guarantor (excluding the Parent for whom there is no cap));

(c) Indebtedness comprising indemnification or other surety or contingent obligations in respect of performance bonds, letters of credit or guarantee or other security provided by the Borrower, a Guarantor or a Subsidiary of the Borrower in respect of reclamation obligations associated with the Project in accordance with Applicable Law to a maximum of $5,000,000 in aggregate or otherwise such reclamation obligations as are required pursuant to Applicable Law;

(d) Indebtedness owed by the Borrower or a Subsidiary of the Borrower to the other;

(e) Indebtedness issued or incurred in the ordinary course of business in connection with workers' compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;

(f) Indebtedness secured by a Permitted Lien;

(g) only after the Conditions Precedent in Section 9.3 have been satisfied or waived, secured Indebtedness in respect of Purchase Money Obligations or Capital Leases relating solely to the acquisition of mobile mining equipment necessary for the development, construction or operation of the Project; provided that, in each case, together, the aggregate principal amount of such Indebtedness outstanding at any time in respect of the mobile mining equipment referred to in this paragraph (g) of the Borrower or a Guarantor shall not exceed $10,000,000 in aggregate at any time outstanding, provided that an intercreditor agreement has been entered into between the Lender and the relevant Person(s) providing such Indebtedness in form and substance satisfactory to the Lender, acting reasonably;

(h) prior to Completion, other unsecured Indebtedness of the Parent in an aggregate amount not exceeding $20,000,000 at any time outstanding, provided that a subordination agreement has been entered into between the Lender and the relevant Person(s) providing such unsecured Indebtedness in form and substance satisfactory to the Lender, acting reasonably;

(i) other unsecured Indebtedness of the Borrower, a Guarantor or a Subsidiary of the Borrower in an aggregate amount not exceeding $5,000,000 at any time outstanding;

(j) intercompany loans or other fully subordinated Indebtedness from the Parent to the Borrower or a Guarantor (excluding the Parent), provided that a subordination agreement has been entered into between the Lender and the relevant Person in form and substance satisfactory to the Lender, acting reasonably (until Completion, the form of Guarantee shall satisfy this requirement);

(k) any other Indebtedness approved by the Lender as constituting Permitted Indebtedness;

(l) Purchase Money Obligations and Capital Lease Obligations either (x) existing as of the date hereof in an amount not to exceed $300,000, in the aggregate or (y) otherwise of the Parent not to exceed $1,000,000 prior to the Completion Date;

(m) the Existing Royalty;

(n) Permitted Acquisition Indebtedness;

(o) guarantees of Indebtedness contemplated by (a), (b) (subject to a guarantee only being provided by the Parent), (c), (e), (g) (but only to the extent recourse under the relevant Purchase Money Obligations or Capital Leases is limited to recovery of the relevant asset or proceeds thereof), (h), (l) above and guarantees Indebtedness secured by Permitted Liens contemplated by (a) - (q) or (v) (subject to a guarantee only being provided by the Parent) of such definition;

(p) corporate credit card facilities in an amount not to exceed $100,000; and

(q) Indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by the Borrower by appropriate proceedings diligently conducted, where the failure to pay such Indebtedness would not reasonably be expected to result in a Material Adverse Effect.

"Permitted Investments" means:

(a) Cash Equivalents;

(b) accounts receivable of the Borrower, a Guarantor or any Subsidiary of the Borrower generated in the ordinary course of business;

(c) any Investment by the Parent in the Borrower;

(d) Permitted Indebtedness contemplated by paragraph (d), (j) and (o) of such definition;

(e) any Investment by the Borrower, a Guarantor (excluding the Parent) or any Subsidiary of the Borrower in the other; and

(f) any Investments in entities or individuals listed in Schedule M hereto which are Investments as of the date hereof, provided that no further Investments are made in such entities by the Borrower after the date hereof.

"Permitted Liens" means any one or more of the following with respect to the Secured Assets:

(a) inchoate or statutory Liens for Taxes, assessments and other governmental charges or levies which are not delinquent (taking into account any relevant grace periods) or the validity of which are currently being contested in good faith by appropriate proceedings and to the extent required by IFRS, in respect of which there shall have been set aside a reserve (segregated to the extent required by IFRS) in an amount which is adequate therefor;

(b) Liens and charges incidental to construction or current operations (including, without limitation, landlord's, builder's, carrier's, warehousemen's, mechanics', materialmen's, supplier's, contractor's, subcontractor's, worker's and repairmen's Liens) which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent (taking into account any applicable grace or cure periods) or the validity of which are being contested in good faith by appropriate proceedings and, to the extent required by IFRS, in respect of which there shall have been set aside a reserve (segregated to the extent required by IFRS);

(c) restrictions, easements, rights of way, servitudes or other similar rights in land (including rights of way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables and encumbrances consisting of zoning or building restrictions, easements, licenses and restrictions on use of property) granted to or reserved by other Persons which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used in the operation of the business carried on by the Borrower or any Subsidiary of the Borrower;

(d) title defects, encroachments or irregularities which are of a minor nature and which do not in the aggregate materially impair the use of the affected property by the Borrower or a Guarantor for the purpose of which it is held in respect of the Project;

(e) Liens securing appeal bonds and other similar Liens arising in connection with court proceedings (including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit) or any other instruments serving a similar purpose;

(f) attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the same would not constitute an Event of Default;

(g) the right reserved to or vested in any Governmental Agency by the terms of any lease, licence, franchise, grant, claim or permit acquired by the Borrower or a Subsidiary of the Borrower or by any statutory provision, to terminate any such lease, licence, franchise, grant, claim or permit, or to require annual or other payments as a condition to the continuance thereof;

(h) the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from the Crown or other Governmental Agency, and any statutory and common law limitations, exceptions, reservations and qualifications;

(i) Liens or any rights of distress that are required by Applicable Law;

(j) applicable zoning, land use, building restrictions and other municipal, governmental and other Governmental Agency restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with in all material respects and such restrictions and regulations do not materially impair the use of the applicable property for the purpose for which it is held;

(k) Liens in favour of customs and revenue authorities arising as a matter of Applicable Law to secure payment of custom duties in connection with the importation of goods;

(l) undetermined or inchoate Liens, rights of distress and charges incidental to current operations arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given to the Borrower or a Subsidiary of the Borrower in accordance with Applicable Law or which although filed or registered, relate to obligations not due and delinquent;

(m) customary rights of set-off or bankers' Liens upon deposits of cash or broker's Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $250,000;

(n) Liens, charges or other security interests given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the construction or operation of the Project or the ownership of the Secured Assets, provided that such Liens do not materially interfere with the use thereof in the operation of the Project;

(o) servicing agreements, development agreements, site plan agreements, and other agreements with governmental or public authorities pertaining to the use or development of any of the Secured Assets, provided same are complied with including any obligations to deliver letters of credit and other security as required;

(p) Liens granted pursuant to the Security Documents;

(q) Liens securing the Permitted Indebtedness referred to in paragraphs (c), (e), or (n) of the definition thereof;

(r) Purchase Money Obligations or Capital Leases securing the Permitted Indebtedness referred to in paragraph (g) and (l) of the definition thereof;

(s) any rights of expropriation, access or use or any other rights conferred or vested by or under statutes of Canada or applicable provinces or Mexico or any applicable state;

(t) the extension, renewal or refinancing of any Permitted Lien;

(u) Liens associated with any Permitted Hedging Program to a maximum of [REDACTED] [Hedging limit commercially sensitive information];

(v) rights of set-off pursuant to any refinery agreement (which complies with Section 8.3(o));

(w) the Existing Royalty;

(x) Liens securing obligations under corporate credit card facilities contemplated by (p) of the definition of Permitted Indebtedness to a maximum of [REDACTED] [Credit card limit commercially sensitive information]; and

(y) such other Liens as may be consented to by the Lender in writing prior to their creation, assumption or registration.

"Person" means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

"Preliminary Economic Assessment" means the Technical Report and Preliminary Economic Assessment for the Las Chispas Property (Las Chispas or the Property), located in the State of Sonora, Mexico, effective May 15, 2019 (as amended July 19, 2019) and prepared by Tetra Tech Canada Inc. (which for greater certainty, includes the underlying financial model (revision number IFR-008) dated May 8, 2019 a copy of which has been delivered to the Lender).

"Prepayment Notice" shall have the meaning ascribed to such term in Section 4.2.

"Project" means the Las Chispas gold and silver project located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico and more particularly described in Schedule H hereto.

"Project Assets" means:

(a) the Mining Properties and all of the rights deriving therefrom and all buildings and structures thereon and improvements thereto;

(b) the Project Machinery and Equipment;

(c) all of the right, title, interest and benefit of the Borrower or any Guarantor, to and under the Material Contracts;

(d) all Gold and Silver Materials produced therefrom which constitutes inventory arising from the Project;

(e) all proceeds of property and casualty insurance policies maintained with respect to the Project;

(f) any Expropriation Compensation actually received in respect of the Project; and

(g) all other property, assets and undertaking that is directly or indirectly used primarily in the construction, commissioning, start-up and operation of the Project or produced from the operation of the Project.

"Project Life Coverage Ratio" means the ratio of (a) the Net Present Value of CFADS to (b) the Credit Facility Credit Limit.

"Project Machinery and Equipment" shall mean, collectively, all tangible personal property now owned or hereafter acquired by the Borrower or any Guarantor in connection with the Project.

"Project Site" shall mean, collectively, (a) all land which is the subject of the respective Mining Properties (b) all freehold properties hereafter acquired by the Borrower or any other Guarantor (other than the Parent) which will be contiguous to any of the foregoing land at the time of acquisition, (c) all land covered under the terms of each mining claim, mining lease and surface lease hereafter acquired by the Borrower or any other Guarantor (other than the Parent) which will be contiguous to any of the foregoing land at the time of acquisition and (d) all fixtures, buildings and improvements on any of the foregoing.

"Proven and Probable Reserves" shall mean the aggregate of the Proven Mineral Reserves and Probable Mineral Reserves of Gold and Silver Materials for the Project, as such terms are defined in and measured in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines for the metric tonnes and grade of the ore scheduled for extraction, and demonstrated to be mineable at a profit at a stated metal price.

"Purchase Money Obligations" means Indebtedness arising in the ordinary course of business which is assumed as part of, or issued or incurred to pay or provide funds to pay, all or a part of the purchase price of any personal or moveable property but specifically excluding Indebtedness under Capital Leases.  Security for this Indebtedness will be limited to the item, or items, of personal or moveable property itself.

"Replacement Material Contract" means any agreement replacing a Material Contract which is substantially similar to the Material Contract that it is replacing.

"Replacement Rights" means the Borrower's or Guarantor's right, as applicable, to replace a Material Contract by providing a Replacement Material Contract as set out in Section 8.3(k).

"Restricted Payment" means any of the following:

(a) the declaration or payment of any dividend or any other distribution or payment on the issued and outstanding capital of any Person or any payment made to the direct or indirect holders (in their capacities as such) of capital of such Person (other than dividends or distributions payable solely in capital shares (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase capital shares (other than Disqualified Capital Stock));

(b) the purchase, redemption or other acquisition or retirement for value of any Equity Securities of a Person or a Subsidiary of a Person;

(c) the making of any interest or principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, of:

(i) issued and outstanding capital of any Person; and

(ii) any Indebtedness other than:

(A) any scheduled maturity, scheduled repayment (including for avoidance of doubt, any scheduled payment of principal or interest) or scheduled sinking fund payment with respect to Permitted Indebtedness (excluding the Permitted Indebtedness referred to in paragraph (j)); and

(B) any payment required in accordance with Section 8.4(f)(iv) hereof with respect to Permitted Acquisition Indebtedness (including, for avoidance of doubt, the payment of all amounts owing thereunder prior to the maturity date of such Permitted Acquisition Indebtedness));

(d) the making of any Investment in any Person other than a Permitted Investment;

(e) the making of any guarantee of any Investment in any Person other than guarantees permitted by paragraph (o) of the definition of Permitted Indebtedness; and

(f) forgiveness of any Indebtedness.

"Royalty Obligations" means the royalty payment obligations under any royalty agreements entered into by the Borrower or any Guarantor from time to time as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time including royalty obligations arising in accordance with Applicable Law.

"Royalty Payments" means any and all royalty payments in respect of the Project.

"S&P" shall mean Standard & Poor's Ratings Group, a division of The McGraw-Hill Corporation.

"Screen Rate" means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other Person which takes over the administration of that rate) for dollars for a three month period displayed on page LIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters.

"Secured Assets" means, collectively, all of the property, assets and undertaking of the Borrower and any Subsidiary of the Borrower including:

(a) the Project Assets;

(b) the Collateral Accounts and the funds credited thereto;

(c) all proceeds, products, rents, revenues, issues, profits, royalties, income, benefits, accessions, additions, substitutions and replacements of and to any of the foregoing;

and with respect to the Parent,

(d) the Equity Securities of the Borrower; and

(e) prior to Completion, any accounts maintained by the Parent.

"Security" means the security interests, grants, mortgages, charges, pledges, transfers, assignments, guarantees, and collateral security held from time to time by or on behalf of the Lender securing or intended to secure, directly or indirectly, repayment of the Credit Obligations and as constituted by the Security Documents.

"Security Documents" means the security documents which, in the reasonable opinion of the Lender, are required to be entered into from time to time by the Borrower and the Guarantors in favour of the Lender in order to grant to the Lender a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Credit Obligations (including, without limitation, any Direct Agreements), such security documents to be in form and substance satisfactory to the Lender and to include the security documents described in Schedule G and Schedule G.1 hereto.

"Senior Management Group" means, the president, the chief executive officer, the chief financial officer, the chief operating officer, the vice president, exploration & technical services and the vice president, corporate development, in each case, of the Parent.

"Senior Officer" means, with respect to a particular corporation, the president, the chief executive officer, or the chief financial officer of such corporation or such other senior officers for which the Lender has been provided an incumbency certificate and specimen signature.

"Spot Transactions" means a transaction for the sale of inventory of Gold and Silver Materials (as it is produced) entered into in the ordinary course of business on terms consistent with industry practice.

"Subsidiary" means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, more than fifty per cent (50%) of the securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors, managers or trustees thereof or persons performing similar functions for such other Person.  For greater certainty, "Subsidiary" shall include, at any time, as to any Person, any general partnership in which such first mentioned Person owns, directly or indirectly, a majority of the partnership interests therein.

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or required to be prepared or filed in respect of Taxes.

"Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any applicable Governmental Agency.

"Tax Payments" means any payments in respect of Taxes associated with the Project.

"Technical Study" means initially, the Preliminary Economic Assessment, thereafter at such time as the Preliminary Economic Assessment is replaced by the Feasibility Study delivered to the Lender in accordance with Section 8.3(r), the Feasibility Study, as such Feasibility Study is changed, updated or replaced as permitted by Section 8.4(n).

"Transaction Documents" means the Credit Documents and the Material Contracts.

"Unit" means one deferred share unit referable to one Equity Security in the capital of the Parent that is listed on the Toronto Stock Exchange.

"Withholding Agent" means the Borrower and the Lender.

"Working Capital" means, the aggregate of (i) Current Assets on a consolidated basis for the Parent less (ii) the Current Liabilities on a consolidated basis for the Parent.

1.2 Other Usages.

References to "this agreement", "the agreement", "hereof", "herein", "hereto" and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3 Plural and Singular.

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings.

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency.

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

1.6 Applicable Law.

This agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.7 Time of the Essence.

Time shall in all respects be of the essence of this agreement.

1.8 Non Business Days.

Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Business Day, such payment shall be made or such action shall be taken on the next succeeding Business Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9 Consent, Approvals, etc.

Whenever the consent, approval, acceptance, endorsement or confirmation of a party hereto is required in a particular circumstance, unless otherwise expressly provided for herein, such consent, approval, acceptance, endorsement or confirmation shall not be unreasonably withheld or delayed by such party.

1.10 Appendices and Schedules.

Each and every one of the appendices and schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.11 Paramountcy.

In the event of any conflict or inconsistency between a particular provision of any other Credit Document and a particular provision of this agreement and to the extent said provision of such other Credit Document purports to impose obligations on the Borrower that are more onerous than the said provision of this agreement, then the said provision of this agreement shall prevail and be paramount.

1.12 Documents in English.

The parties expressly request that this agreement as well as all documents relating thereto be drawn up in English.  Les parties ont expressément exigé que cette convention ainsi que tous les documents s'y rattachant soient rédigés en anglais.

1.13 Statute References.

Any reference in this agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

1.14 Calculations, Computations.

All computations and calculations determining compliance with financial covenants or the calculation or computation of other financial information for the purposes of this agreement shall be made and prepared in accordance with IFRS consistently applied throughout the periods involved.  All accounting terms not specifically defined herein shall be construed in accordance with IFRS in conformity with those used in the preparation of the Financial Statements.

1.15 Successors and Permitted Assigns.

Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.16 Meaning of Include.

The words "include", "includes" and "including", when used in this agreement, shall be deemed to be followed by the phrase "without limitation".

ARTICLE 2
CREDIT FACILITY

2.1 Establishment of Credit Facility.

Subject to the terms and conditions hereof, the Lender hereby establishes in favour of the Borrower a non-revolving term credit facility (the "Credit Facility") in the amount of the Credit Facility Credit Limit.

2.2 Credit Restrictions.

Subject to the terms and conditions hereof, the Fully Advanced Principal Amount outstanding under the Credit Facility shall not at any time exceed the Credit Facility Credit Limit.  The initial Loan shall be made on the Closing Date in an amount equal to $30,000,000 and thereafter in incremental amounts not less than $10,000,000.

2.3 Termination of Credit Facility.

The Credit Facility shall terminate upon the earliest to occur of:

(a) the Maturity Date;

(b) the termination of such Credit Facility in accordance with Section 10.1; and

(c) the repayment in full of all amounts outstanding under this Agreement, the cancellation of all commitment(s) of the Lender and the termination of this Agreement.

2.4 Types of Credit.

Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facility by way of one or more Loans.

2.5 Funding of Loans.

The Lender shall, upon fulfilment by the Borrower (or waiver by the Lender) of the applicable terms and conditions set forth in Article 9, make such funds available to the Borrower by deposit directly into the Collateral Account specified in the Drawdown Notice by 3:00 p.m. (Toronto time) on the date of the drawdown of the Loan.

2.6 Time, Place and Source of Payments.

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this Agreement, any other Credit Document or any document, instrument or agreement delivered pursuant hereto or thereto by 12:00 p.m. (Toronto time) on the day specified for payment, in immediately available funds and without set-off or counterclaim.  Any such payment received on the day specified for such payment but after 12:00 p.m. (Toronto time) shall be deemed to have been received prior to 12:00 p.m. (Toronto time) on the Business Day immediately following such day specified for payment.  Payment shall be made to the Lender's address set out herein or to such other address as the Lender may direct in writing from time to time.

2.7 Evidence of Indebtedness.

The Loans made by the Lender shall be evidenced by one or more loan accounts maintained by the Lender. The loan accounts maintained by the Lender shall be conclusive absent manifest error of the amount of the Loan made by the Lender to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay all amounts owing with respect to the Loan. The Lender shall maintain all such accounts, books and records as may be necessary to record all cash transactions carried out by it under this Agreement.

2.8 Notice Periods.

Each Drawdown Notice shall be given to the Lender prior to 12:00 p.m. (Toronto time) at least 35 days (or such shorter period as the Lender may approve, in its sole discretion, in accordance with Section 11.11) prior to the date of any drawdown of a Loan.

2.9 Drawdown Notice.

Subject to the terms and conditions hereof and provided that all of the applicable conditions precedent set forth in  Article 9 have been either satisfied or waived by the Lender in accordance with Section 11.11, the Borrower may have Loans made to it under the Credit Facility from time to time during the Availability Period by way of drawdown by giving to the Lender an irrevocable notice ("Drawdown Notice") in accordance with Section 2.8, in substantially the form of Appendix B hereto and specifying the date the Loan is to be made and the principal amount of the Loan.

2.10 Deemed Drawdown for Interest Payments

Notwithstanding any other provision of this Credit Agreement to the contrary (including, for avoidance of doubt, Sections 2.8, 2.9 and the $10,000,000 minimum drawdown requirement in Section 2.2), during the Availability Period, the Borrower may elect by written notice to the Lender, received no less than two (2) Business Days prior to the applicable Payment Date, to pay the applicable interest payment due on such Payment Date by requesting a Loan equal to the amount of such applicable interest payment hereunder which amount shall be immediately applied by set off by the Lender in satisfaction of such applicable interest payment.

2.11 Defaulting Lender

(a) If, at any time, the Borrower has delivered a Drawdown Notice and satisfied the conditions precedent referred to in Section 9.3 (or such conditions precedent have been previously waived by the Lender in accordance with Section 9.4) and the Lender has refused to make such Loan in accordance with the terms of this Agreement, the Borrower shall, at its option, which shall be exercised by written notice to the Lender within 10 days of such refusal, either (x) seek additional secured or unsecured Indebtedness in an amount equal to the amount specified in the Drawdown Notice (such Indebtedness, "Replacement Indebtedness") or (y) prepay the outstanding amount of the Credit Facility in whole without the requirement to pay the Early Repayment Fee otherwise required by Section 4.2 or any other fees and expenses of the Lender associated with such repayment.

(b) In the event the Borrower chooses to pursue Replacement Indebtedness, such Replacement Indebtedness shall be (x) deemed to be Permitted Indebtedness and a Permitted Lien by the Lender, without the requirement for further consent by the Lender, (y) will not cause a Default or Event of Default hereunder and (z) will rank, to the extent secured, pari passu with all Indebtedness hereunder. For the avoidance of doubt, in the event the Borrower chooses to pursue Replacement Indebtedness, to the extent Loans have been previously advanced by the Lender, those Loans shall continue to be outstanding in accordance with the terms of this Agreement (subject to the above).

ARTICLE 3
INTEREST AND FEES

3.1 Interest Rates.

Interest will accrue on the outstanding principal amount from time to time of each Loan, at a rate per annum equal to the aggregate of LIBOR plus 6.95 percent (6.95%).

3.2 Arrangement Fee.

On the Closing Date, the Borrower shall pay to the Lender an arrangement fee equal to three percent (3.0%) of the Credit Facility Credit Limit and such amount may be deducted from the proceeds of the Initial Drawdown hereunder.

3.3 Calculation and Payment of Interest.

On the First Payment Date and for each subsequent Payment Date, the interest accrued on each Loan for the LIBOR Interest Period ending on each respective Payment Date will be paid by the Borrower.

3.4 General Interest Rules.

(a) For the purposes hereof, interest is calculated on the basis of a year of 360 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

(b) Interest on the outstanding principal amount from time to time of each Loan and on the amount of overdue interest thereon from time to time shall accrue from day to day from and including the date on which such Loan was advanced or the date on which such payment of overdue interest was due, as the case may be, to but excluding the date on which such Loan or such overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment).

(c) Interest on each Loan shall be payable in U.S. dollars.

(d) In the event that any amount of principal of or interest on the Loans, or any other amount payable hereunder or under the Credit Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Borrower shall pay interest on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to the aggregate of LIBOR plus 8.95 percent (8.95%) per annum. Additionally, and without limiting the foregoing, during the existence of any Event of Default, the Borrower, from and as of the occurrence of the relevant Event of Default until such Event of Default is cured or waived, shall pay interest on the unpaid principal amount of the entire outstanding principal amount of the Loans, at a rate per annum equal at all times to the aggregate of LIBOR plus 8.95 percent (8.95%) per annum.  Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Credit Documents.

ARTICLE 4
REPAYMENTS AND PREPAYMENTS

4.1 Repayment of Credit Facility.

The Borrower shall repay to the Lender the then outstanding Fully Advanced Principal Amount and any and all accrued and unpaid interest on the Maturity Date. Amounts which are repaid pursuant to this Section 4.1 may not be reborrowed.  For the avoidance of doubt, all unpaid amounts of principal and interest and any other unpaid Credit Obligations shall be repaid in full on the Maturity Date.

4.2 Voluntary Prepayments.

The Borrower may prepay the outstanding amount of the Credit Facility in whole or in part (such amount, the "Prepaid Amount") at any time prior to the Maturity Date, upon prior written notice to the Lender (a "Prepayment Notice"), where such Prepayment Notice shall be irrevocable and shall specify the date of the prepayment (the "Prepayment Date") and the Prepaid Amount. Each Prepaid Amount will be subject to an early repayment fee (the "Early Repayment Fee") which will be paid in addition to the Prepaid Amount on the Prepayment Date and shall be an amount equal to the Prepaid Amount multiplied by the percentage indicated in the chart below.

Prepayment Date	Early Repayment Fee
the Closing Date to the day before the first anniversary of the Closing Date	4%
the first anniversary of the Closing Date to the day before the third anniversary of the Closing Date	3%
the third anniversary of the Closing Date to the Maturity Date	1.5%

Amounts which are repaid pursuant to this Section 4.2 may not be reborrowed.

4.3 Mandatory Prepayments.

(a) Upon any Change of Control with respect to the Borrower, a Guarantor or the Parent, the Borrower shall, immediately prepay the Loan.

(b) If, at any time prior to the Maturity Date:

(i) the Parent shall cease to own, directly or indirectly, the record and beneficial ownership of all of the issued and outstanding shares of Capital Stock and other equity or voting interests in the Borrower; or

(ii) the Borrower shall cease to own, directly or indirectly, the record and beneficial ownership of all of the issued and outstanding shares of Capital Stock and other equity or voting interests other than the Minority Interests in any Subsidiary with a direct or indirect interest in any of the Project Assets, in each case, the Borrower shall, immediately prepay the Loan.

(c) Except as otherwise permitted by Section 8.4(l), if any voluntary disposition of a material portion of the Project Assets by the Borrower or a Subsidiary of the Borrower to any Person other than the Borrower or a Guarantor (excluding the Parent) shall occur, the Borrower shall, immediately prepay the Loan.

(d) Any mandatory prepayment under Section 4.3(a), (b) or (c) will be subject to an Early Repayment Fee which will be paid in addition to the repayment of the Loan on the date such mandatory prepayment is made and shall be an amount equal to then outstanding balance of the Loan multiplied by the percentage indicated in the chart in Section 4.2 above.

(e) Amounts which are repaid pursuant to this Section 4.3 may not be reborrowed.

4.4 Currency of Repayment.

All payments and repayments of outstanding Loans hereunder shall be made in the currency of such outstanding Loan.

ARTICLE 5
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

5.1 Conditions of Credit.

The obtaining or maintaining of Loans hereunder shall be subject to the terms and conditions contained in this Article 5.

5.2 Indemnity for Transactional and Environmental Liability.

(a) The Borrower agrees to indemnify each of the Lender Indemnitees for, and to hold each of them harmless against, any Loss resulting from, the execution, delivery, enforcement, performance or administration of this agreement and each other Credit Document, (unless arising from the gross negligence or willful misconduct of such Lender Indemnitees), including the reasonable costs and expenses of any Lender Indemnitee defending itself against any claim of liability in connection with or arising out of this agreement or any other Credit Document or any actual use by the Borrower of the proceeds of any of the Loans hereunder or any such Environmental Law.  Without limiting the generality of the foregoing, the Borrower will indemnify each of the Lender Indemnitees from, and hold each of the Lender Indemnitees harmless against, any Losses (but excluding, as provided in the preceding sentence, any Losses incurred by reason of the gross negligence or willful misconduct of any Lender Indemnitees) arising under any Environmental Law in relation to the Borrower or the past, present or future condition of the Project Site or any facility owned, operated or leased by the Borrower, or any release or threatened release of any Hazardous Materials at or from any such site or facility, excluding any such release or threatened release that shall occur during any period when the Lender shall be in possession of any such site or facility following the exercise by the Lender of any of its rights and remedies hereunder or under any of the other Credit Documents.

(b) In any suit, proceeding or action brought by the Lender for any sum owing under, or to enforce any provisions of, any of the Credit Documents, the Borrower will save, indemnify and keep the Lender Indemnitees harmless from and against all Losses arising out of a breach by the Borrower of any of its obligations thereunder or arising out of any other Credit Document, unless arising from the gross negligence or wilful misconduct of the Lender Indemnitee to any of them.

(c) All obligations provided for in this Section 5.2 shall survive any termination of the Credit Facility or this agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Lender.

(d) If any provision of this Agreement would obligate the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by that Lender of interest or yield at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest or yield, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by that Lender of interest or yield at a criminal rate, such adjustment to be effected, to the extent necessary, if any, as follows: (i) firstly, by reducing the amount or rate of interest required to be paid to the relevant Lender hereunder; and (ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lender hereunder which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

(e) The indemnity under this Section 5.2 shall not apply to matters specifically dealt with in Section 5.3.

5.3 Tax Gross-up and Indemnity.

(a) Any and all payments by or on account of any obligation of the Borrower under any Credit Document shall be made free and clear of and without deduction or withholding for any Taxes, provided, that, if the applicable Withholding Agent shall be required by Applicable Law to deduct or withhold any Taxes from such payments, then (i) the applicable Withholding Agent shall make such deductions or withholdings, (ii) the applicable Withholding Agent shall timely pay the full amount deducted or withheld to the relevant Governmental Agency in accordance with Applicable Law and (iii) if the amount deducted or withheld is in respect of an Indemnified Tax, the amount payable by the Borrower shall be increased as necessary so that after all required deductions or withholdings have been made (including deductions or withholdings applicable to additional amounts payable under this Section 5.3) the Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

(b) Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Agency in accordance with Applicable Law.

(c) The Borrower shall indemnify the Lender within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Lender as the case may be, and any Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 5.3) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Agency.  A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability, together with supporting evidence of such payment or liability, shall be delivered to the Borrower by the Lender and such shall be prima facie evidence of the amount of such payment or liability absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Agency pursuant to this Section 5.3, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Agency evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(e) The Lender shall deliver to the Borrower at the time or times prescribed by law and reasonably requested by the Borrower, such properly completed and executed documentation prescribed by Applicable Law and such other documentation and information reasonably requested by the Borrower (i) as will permit such payments to be made without, or at a reduced rate of, withholding or (ii) as will enable the Borrower to determine whether or not such Lender is subject to withholding or information reporting requirements and to enable the Borrower to comply with such requirements.  The Lender shall, whenever a lapse or time or change in circumstances renders such documentation obsolete, expired or inaccurate in any material respect, deliver promptly to the Borrower updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower) or promptly notify the Borrower in writing of its inability to do so.

(f) If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which indemnification has been demanded hereunder, the Lender shall use commercially reasonable efforts to cooperate with the Borrower in a reasonable challenge of such Taxes if so requested by the Borrower; provided, that, (a) the Lender determines in its reasonable discretion that it would not be subject to any unreimbursed third party cost or expense or otherwise be prejudiced by cooperating in such challenge, (b) the Borrower pays all related expenses of the Lender and (c) the Borrower indemnifies the Lender, for any liabilities or other costs incurred by such party in connection with such challenge.  The Lender, shall claim any refund that it determines is reasonably available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim.

(g) If the Lender receives a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 5.3, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of the Lender, and without interest (other than any interest paid by the relevant Governmental Agency with respect to such refund), provided that, the Borrower, upon the request of the Lender, agrees promptly to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Agency) to the Lender, in the event the Lender is required to repay such refund to such Governmental Agency.  The Lender shall, at the Borrower's request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant Governmental Agency (provided that the Lender may delete any information therein that the Lender, deems confidential).  Notwithstanding anything to the contrary, this Section 5.3(g) shall not be construed to require the Lender to make available its Tax Returns (or any other information relating to Taxes which it deems confidential to the Borrower or any other Person).

ARTICLE 6
INSURANCE

6.1 Maintenance of Insurance.

The Borrower, the Parent and each of the Guarantors shall at all times carry or cause to be carried insurance (a) against risks customarily insured against by responsible operators and owners of gold and silver mines and mining facilities of similar location, type and scale, and (b) in amounts (including deductibles and exclusions) and of the types and terms customarily maintained by such operators and owners, in each case, with insurers and re-insurers maintaining a financial strength rating of either (x) an A.M. Best rating of "A-" or better and a financial size category of "X" or higher or (y) a rating of "BBB" or higher by S&P.

6.2 Loss Payee and Additional Insured Provisions.

The Borrower shall cause:

(a) each insurance policy required by Section 6.1 (other than those described in clause (b) below) to name the Lender as first loss payee and additional insured, as its interests may appear under such policies; and

(b) each third party liability insurance policy required by Section 6.1 to name the Lender as an additional insured.

6.3 Other Lender Provisions in Policies.

The Borrower shall include in each insurance policy required by Section 6.1 appropriate endorsements in favor of the Lender, including a provision that requires the insurer to give at least 30 days' notice (or such lesser notice as is the maximum notice customary for policies of such type or at least 15 days' notice in the event of cancellation for non-payment of premium) to the named insured before the cancellation of any policy or any of its individual coverages takes effect.

6.4 Payment of Premiums.

The Borrower the Parent and each of the Guarantors shall pay when due all premiums and other sums payable in respect of its insurance.

6.5 Application of Insurance and Expropriation Proceeds.

Proceeds of insurance or reinsurance (including cash and Cash Equivalent proceeds representing Expropriation Compensation) of the Borrower, the Parent and Guarantors, shall be applied as follows:

(a) If no Event of Default has occurred and is continuing, any sum representing the proceeds of business interruption insurance shall be paid by the insurer directly or indirectly to a Collateral Account;

(b) Any sum paid in settlement of a liability to a third party shall be paid to the Person to whom the liability shall have been incurred or, if such liability shall have been paid by the insured party, to or to the order of the insured party and the Borrower shall give prompt written notice of each such settlement payment to the Lender; and

(c) Any sum in respect of loss or damage to any Secured Assets (including cash and Cash Equivalent proceeds representing Expropriation Compensation) paid by the insurer (or by the relevant Governmental Agency in the case of Expropriation Compensation):

(i) if no Event of Default has occurred and is continuing and the net proceeds of such claim are less than $10,000,000 but greater than $5,000,000 or the Exchange Equivalent for any single loss or series of related losses and less than $20,000,000 but greater than $10,000,000 or the Exchange Equivalent in the aggregate, the Borrower shall use such sums for the purpose of making payments required to finance the repair, reconstruction or replacement of the damaged property or to reimburse the Borrower for such repair, reconstruction or replacement expenses actually paid by it, against delivery to the Lender of the Borrower's certification that the funds requested will be applied as provided above in this Section 6.5(c)(i); provided that the Borrower must accompany its certification with the certification of the Independent Engineer that such amount, plus such other sums the Borrower may have available for such purpose, will be sufficient to complete such repair, reconstruction or replacement and to pay all budgeted operating costs and capital expenditures and all Credit Obligations that will become due during the period of time estimated to be required to restore the damaged Secured Assets; and provided further that at such time as the Independent Engineer shall certify that such repair, reconstruction or replacement is complete, any balance of such sum shall remain in the Collateral Accounts or, if required under the relevant insurance policy or policies, shall, at the direction of the Lender, be paid over to the insurer(s). For avoidance of doubt, and provided no Event of Default has occurred and is continuing, the Borrower, and each Guarantor shall be entitled to apply net proceeds of any claim which are less than $5,000,000 or the Exchange Equivalent for any single loss or $10,000,000 or the Exchange Equivalent for any series of related losses at their discretion;

(ii) if (A) any Event of Default has occurred and is continuing or (B) the net proceeds received by the Lender is greater than or equal to US$10,000,000 or the Exchange Equivalent for any single loss or series of related losses or greater than or equal to US$20,000,000 or the Exchange Equivalent in the aggregate or (C) such loss or damage could reasonably be expected to have a Material Adverse Effect notwithstanding the payment of the insurance claim, all such proceeds therefrom, shall promptly be used by the Lender to be applied to the repayment of outstanding Loans in inverse order of maturity; and

(iii) if no Event of Default has occurred and is continuing and the net proceeds of such claim are $5,000,000 or less or the Exchange Equivalent for any single loss or a series of related losses and less than $10,000,000 or the Exchange Equivalent in the aggregate, the Borrower shall cause such proceeds to be deposited into a Collateral Account.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties.

To induce the Lender to enter into this agreement and to induce the Lender to make Loans to the Borrower hereunder from time to time, the Borrower, and each Guarantor (where applicable), hereby represents and warrants to the Lender, as at the date hereof and except as otherwise provided, as of such date as such representations and warranties are required to be made pursuant to Section 7.2, and acknowledges and confirms that the Lender is relying upon such representations and warranties in entering into this agreement and in making Loans hereunder:

(a) Status and Power.  Each of the Borrower and each Guarantor is an entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation or formation and is qualified to do business in all jurisdictions where such qualification is required for the conduct of its business except where failure to be so qualified could not be reasonably expected to have a Material Adverse Effect.  Each of the Borrower and each Guarantor has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to enter into each Transaction Document to which it is a party and to consummate the transactions contemplated by each such Transaction Document and otherwise to carry out its obligations hereunder and thereunder.

(b) Authorization and Enforcement of Credit Documents.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by the Borrower and each Guarantor of the Credit Documents.  The Borrower and each Guarantor has duly executed and delivered the Credit Documents to which it is a party and which have been entered into as of the date of this representation.  The Credit Documents, to which it is a party, are legal, valid and binding obligations of the Borrower and each Guarantor, enforceable against the Borrower and each Guarantor by the other parties thereto in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and other similar laws of general application limiting the enforcement of creditors' rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies and the fact that pursuant to the Currency Act (Canada) no court in Canada may make an order in a currency other than lawful money of Canada.

(c) Compliance with Other Instruments.  The execution, delivery and performance by the Borrower and each Guarantor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein (i) do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of (A) notice of articles or articles of, or any unanimous shareholder agreement or declaration relating to, the Borrower or any Guarantor or (B) except where such conflict, breach, violation or default could not reasonably be expected to have a Material Adverse Effect, any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or any agreement, lease, licence, permit or other instrument to which the Borrower or any Guarantor is a party or is otherwise bound or by which the Borrower or any Guarantor benefits or to which any of its property is subject and (ii) do not require the consent or approval of any Governmental Agency or any other Person which has not been obtained and provided to the Lender except where the lack of such consent or approval could not reasonably be expected to have a Material Adverse Effect.

(d) Financial Statements.  The Financial Statements were prepared in accordance with IFRS consistently applied in accordance with past practice and as of the date hereof, no Material Adverse Change has occurred since December 31, 2019.  The most recent financial statements delivered pursuant to Sections 8.1(a)(iii) and (iv) were prepared in accordance with IFRS consistently applied in accordance with past practice and no Material Adverse Change has occurred since the date of the preparation of such most recent delivered financial statements.  The Financial Statements and the most recent financial statements delivered pursuant to Sections 8.1(a)(iii) and (iv) fairly present the financial condition of the Parent, on a consolidated basis, in all material respects as at the respective dates thereof and the Financial Statements fairly present the results of operations, cash flow and income of the Parent, on a consolidated basis, in all material respects, during the respective fiscal periods covered thereby.  Other than as disclosed in the Financial Statements (including any notes thereto) and the most recent financial statements delivered pursuant to Sections 8.1(a)(iii) and (iv), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Parent or the Borrower with unconsolidated entities or other Persons that has or could reasonably be expected to have a Material Adverse Effect.

(e) Litigation, etc.  There are, as at the date hereof and except as disclosed in Schedule F, no judgments outstanding against any of the Borrower or any Guarantor or affecting any property of any of the Borrower or any Guarantor nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the knowledge of any of the Borrower or any Guarantor, threatened against or affecting any of the Borrower or any Guarantor or any property of any of the Borrower or any Guarantor which, in each case, is reasonably likely to be adversely determined against it, and if so adversely determined, a Material Adverse Effect.  As at the date hereof, neither the Borrower nor any Guarantor has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed to any liability which has or could reasonably be expected to have a Material Adverse Effect.

(f) Consents and Approvals for the Project.  All material Approvals and all concessions, mining rights, water rights, easements, surface rights, rights of way and property rights between the Borrower or any Guarantor, as applicable, and third parties and all licenses or other rights to use technology (save and except in each case, which the failure to not obtain could not reasonably be expected to have a Material Adverse Effect) which are necessary for the development, construction and operation of the Project, in accordance with the Technical Study as of the relevant date this representation is made, have been obtained, are in full force and effect and are sufficient to permit (A) the development and construction of the Project in all material respects as contemplated by the then applicable Technical Study, (B) the operation of the Project in all material respects as contemplated by the then applicable Technical Study and (C) the execution, delivery and performance by the Borrower or any Guarantor of its obligations under the Transaction Documents, in each case other than those which are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary.

(g) Mining Concessions and Project Assets.  Save and except as disclosed on Schedule O, the Mining Properties have been validly granted to and registered in the name of the Borrower or the applicable Guarantor. Save and except as disclosed on Schedule O, all such mining claims have been validly located and recorded in accordance with all Applicable Laws, are owned by the Borrower or the applicable Guarantor and are in full force and effect and no notice to cancel or forfeit a Mining Property has been received by or on behalf of the Borrower or any applicable Guarantor, in each case save and except where such notice of cancellation or forfeiture could not reasonably result in a Material Adverse Effect.  No Person other than the Borrower and the applicable Guarantor and, to the extent provided in the Guarantees or the Security Documents, the Lender, has any right, title or interest in, to or under the Mining Properties or in the property and rights encompassed thereby other than pursuant to Permitted Liens.  The Mining Properties are sufficient in duration (subject to the termination dates set out in Schedule D), scope, content and effect to permit the Borrower or the applicable Guarantor to conduct all activities contemplated in the Technical Study to be conducted by it over the time periods specified therein. The Project Assets are all held, owned and controlled directly by the Borrower and the Subsidiaries of the Borrower. The only Project Assets held by the Parent are the direct ownership of the Borrower and the indirect ownership of the Subsidiaries of the Borrower.

(h) Technical Study.  As of the date of a Technical Study (not including any forecasts of Gold and Silver Material prices or other prices, or projections of cash flows, financial results, debt repayment, debt cover or other similar forward-looking financial information and forecasts based on such prices, that may be included therein (collectively, the "Projections")) such Technical Study does not include any untrue statement of a material fact or omit a material fact necessary to make the information therein not misleading in any material respect.  The Borrower and each Guarantor believes that, except for the assumptions relating to Gold and Silver Material prices to the extent such prices are not hedged, interest rates, exchange rates and the rate of inflation (which assumptions reflect solely a choice of a reasonable manner of calculation and presentation), (i) the applicable Technical Study, taken as a whole, is fair and reasonable in light of the Borrower's expectations as of the date of such Technical Study with respect to the Project, (ii) the assessment of reserves of the Project contained in the applicable Technical Study is fair and reasonable as of the date of such Technical Study and (iii) the cash flow calculations contained in the applicable Technical Study are based on assumptions which, at the date of such Technical Study are fair and reasonable in light of the Borrower's expectations with respect to the Project; provided that, it is understood and agreed that no assurance can be given that the results in any Technical Study will be realized given that such study is, in part, based on Projections, and that actual results may materially differ therefrom or as a result thereof.

(i) Project Information.  Except as otherwise expressly provided herein and subject to the last sentence hereof, the information provided by or on behalf of the Borrower or the Guarantors in writing to the Lender in connection with the transactions contemplated in this Agreement (except to the extent such information relates to Persons other than the Borrower or the Guarantors) but excluding Gold and Silver Material prices to the extent such prices are not hedged, interest rates, exchange rates, the rate of inflation, the Projections (which assumptions reflect solely a choice of a reasonable manner of calculation and presentation), when taken as a whole, are correct in all material respects and do not omit any material fact or circumstance necessary in order to make the information contained therein, when taken as a whole, not misleading, in each case, known to the Borrower at the time of execution of this agreement.  No representation or warranty is or shall be deemed made in this clause (i) or in clause (h) of this Section 7.1 as to the actual date of Completion, final capital costs of the Project, Gold and Silver Materials or other metal prices, exchange or interest rates, rates of inflation, transportation costs, actual quantum of capital or operating expenditures, the Project's actual rate of production or revenue derived from the same or the actual cash flows or actual financial results to be achieved by the Project.

(j) No Immunity.  Neither the Borrower, any Guarantor nor any of its or their property has any immunity from jurisdiction of any court or from any legal process (whether through service, notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), in respect of its Credit Obligations under the Credit Documents.

(k) Title to Properties; Security Interests.  Except as set out on Schedule O or as noted in the legal opinions delivered in satisfaction of the conditions precedent referred to in Article 9 and subject to the security interests purported to be created by the Security Documents, the Borrower or the applicable Guarantor, as the case may be, has good and valid title to (or, in the case of any leased premises, valid leasehold or license interests in) all real and personal property and all rights, tangible or intangible, currently required as of the relevant date of this representation for the construction of the Project substantially as contemplated by the then applicable Technical Study and the operation of the Project substantially as contemplated by the then applicable Technical Study; and there are no Liens, and adverse or competing claims, to any such properties, assets or rights other than Permitted Liens.  To the extent provided in the Guarantees and the Security Documents, except as noted in the legal opinions delivered in satisfaction of the conditions precedent referred to in Article 9, the Security Documents, when executed and delivered as contemplated hereby, will create each Security purported to be created thereby.  To the extent provided in the Security Documents, except as noted in the legal opinions delivered in satisfaction of the conditions precedent referred to in Article 9, each such security interest will be, as and when executed and delivered, valid and legally binding, and will constitute, under Applicable Law which is applicable to the Borrower or the Guarantors or the Secured Assets, fully perfected first priority security interests or assignments of rights, superior in right to any other Liens and interests, except Permitted Liens, and enforceable against the grantor of such security interests, any trustee in bankruptcy or equivalent and any attaching creditor or third party.

(l) Labour Matters.  There are no strikes or any other labour disputes against the Borrower or any Guarantor pending or threatened which could reasonably be expected to have a Material Adverse Effect.  Hours worked by and payment made to employees of the Borrower or any Guarantor have not been in violation of any Applicable Law dealing with such matters which could reasonably be expected to have a Material Adverse Effect.  All payments due from the Borrower or any Guarantor on account of employee health and welfare insurance which could reasonably be expected to have a Material Adverse Effect if not paid have been paid or accrued as a liability on the books of the Parent to the extent required by IFRS.

(m) No Default.  No Default or Event of Default has occurred and is continuing or would result from the incurring of any Credit Obligations by the Borrower. Neither the Borrower nor any Guarantor is in default under or with respect to any provision of any Transaction Document which would, if such default occurred after the Initial Drawdown hereunder, create an Event of Default, except if, in relation to a Material Contract, within one hundred and twenty (120) days of the occurrence of the relevant event (which remains uncured), such Material Contract has been replaced by a Replacement Material Contract, and all consents and approvals reasonably required to make effective the Security in the Borrower's and the Guarantor's rights under such Replacement Material Contract have been delivered. Neither the Borrower nor any Guarantor is in default under or with respect to any provision of any other contractual obligation in any respect which could reasonably be expected to have a Material Adverse Effect.

(n) Taxes.  The Borrower and each Guarantor has filed or caused to be filed all material Tax Returns required to be filed by it, and has paid all material Taxes shown to be due and payable on such Tax Returns or on any assessments made against it or any of its properties or assets, and all other Taxes which are then due and payable (other than those which may be paid at a later date without accrual of interest or penalty or which are being contested in good faith and by appropriate proceedings (and against which adequate reserves are being maintained in accordance with IFRS or where the failure to pay would not result in a Material Adverse Effect)).  Other than has been disclosed in writing to the Lender, there are no material proceedings or disputes pending or, threatened in writing, between the Borrower or any Guarantor and any Governmental Agency.

(o) Ranking.  The obligations of the Borrower and each Guarantor hereunder and the Loans made hereunder will at all times rank in right of payment senior to all other Indebtedness of the Borrower and each Guarantor other than (i) Indebtedness under sections (c), (e) and (g) of the definition of Permitted Indebtedness and (ii) any Indebtedness secured by Permitted Liens.

(p) Copies of Documents.  The copies of each Material Contract and of any amendments thereto provided or to be provided by the Borrower to the Lender are, or when delivered will be, true and complete copies of such agreements and documents.

(q) Compliance with Laws.  The Borrower and each Guarantor are in compliance with Applicable Laws (other than Environmental Laws, rules, regulations and orders, which are addressed in the immediately succeeding paragraph), except (i) for those laws, rules, regulations and orders that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with applicable IFRS or (ii) where failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(r) Compliance with Environmental Laws.  As of the date hereof, the operations and properties of the Borrower and each Guarantor are in compliance with the Environmental Laws, except where (i) appropriate remedial action acceptable to the Borrower and the appropriate regulatory authorities is being taken or (ii) failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The Borrower and each Guarantor have designed the Project in compliance in all material respects with the Environmental Laws.

(s) Locations of Tangible Assets.  As of the date hereof, the addresses of all locations at which the Borrower or any Guarantor maintains inventory, equipment and other tangible assets of the Borrower or any Guarantor (other than inventory in transit) the value of which exceeds $1,000,000 are as set out in Schedule E hereto.

(t) Subsidiaries and Partnerships.  The Capital Stock of the Borrower and each Guarantor (other than the Parent) is as set forth on Schedule I.  All Capital Stock of the Borrower and each Guarantor is duly authorized and validly issued, fully paid, non-assessable, free and clear of all Liens other than Permitted Liens and such shares of Capital Stock were issued in compliance with all applicable provincial, local, state and federal laws concerning the issuance of securities.  No Capital Stock of the Borrower and each Guarantor (other than the Parent) is issued and outstanding other than described above.  There are no pre-emptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition of any Equity Securities of the Borrower or any Guarantor (other than the Parent) except as set forth on Schedule I.

(u) Real Property and Mining Property.  As of the date hereof, Schedule D contains a complete and accurate list, of all mining claims, mining leases, usufruct, rights of way, temporary occupation, easements and any other form of real estate rights comprising or required in connection with the development, construction or operation of the Project as of the date of the representation in accordance with the then applicable Technical Study (including all amendments or additions thereto) to which the Borrower or any Guarantor is a party, by which it is bound, or in respect of which it is entitled to benefit.

(v) Employment and Labour Agreements.  Except as disclosed in Schedule J, there are no employment agreements covering management of the Borrower or any Guarantor and there are no collective bargaining agreements or other labour agreements covering any employees of the Borrower or any Guarantor, other than such agreements entered into after the date hereof, true and correct copies of which have been furnished to the Lender.  The Borrower any each Guarantor is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(w) Foreign Corrupt Practices.  Neither the Borrower nor any of the Guarantors nor, to the actual knowledge of the Senior Management Group, any director, officer, employee or agent of the Borrower or the Guarantors has, in the course of his actions for, or on behalf of either the Borrower or the Guarantors, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds and neither the Borrower nor any of the Guarantors, nor, to the actual knowledge of the Senior Management Group, any director, officer, employee or agent has violated or is in violation of any provision of the Bribery Act 2010 (United Kingdom), to the extent applicable to the Borrower or Guarantors the Corruption of Foreign Public Officials Act (Canada) or used any corporate funds for any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, in each such case, which would be in violation of Applicable Law applicable to the Borrower or the Guarantors. The Parent, for and on behalf of its Subsidiaries, have implemented and maintain policies and procedures designed to promote and achieve compliance with anti-corruption legislation applicable to the Borrower or Guarantors.

(x) Manipulation of Stock Price.  Neither the Borrower nor any of the Guarantors has taken nor will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in stabilization or manipulation of the price of any Equity Securities of the Borrower to facilitate the sale or resale of the securities of the Borrower.

(y) Security.  Subject to any general principles of law specifically disclosed in any legal opinion delivered hereunder, the security created by the Security Documents executed and delivered as of the relevant date of this representation constitutes legal, valid and enforceable security and, subject to the completion of any filings, registration or notice requirements which are to be carried out in connection with the conditions precedent in Sections 9.1(f) and 9.3(b), ranks as a first priority security interest over the assets described in the relevant Security Document and those assets are not subject to any prior or pari passu security (other than Permitted Liens).  Subject to any filings, registration or notice requirements which are to be carried out in connection with the conditions precedent in Sections 9.1(f) and 9.3(b) all actions required to perfect the security created by the Security Documents have been duly performed and the security created by the Security Documents constitutes perfected security on all the assets described in the Security Documents.

(z) Insurance.  Each of the Borrower and each Guarantor maintains, or causes to be maintained, insurance policies in accordance with Article 6 hereto; and, as of the date hereof, no notice of cancellation has been received with respect to such policies and each such entity is in compliance in all material respects with all conditions contained in such policies.  No such entity has failed to give any material notice or present any material claim or material incident (including, without limitation, environmental) under any insurance policy in a due and timely manner.

(aa) Margin Regulations.  Neither the Borrower nor any Guarantor is engaged or will be engaged, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying margin stock.  None of the proceeds of any Loan shall be used directly or indirectly for the purpose of purchasing or carrying any margin stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any margin stock or for any other purpose that might cause any of the Loans to be considered a "purpose credit" within the meaning of Regulations T, U, or X issued by the Board of Governors of the Federal Reserve System of the United States.

(bb) Affiliate Transactions.  Except as set out in Schedule K, neither the Borrower nor any Guarantor is conducting, permitting or suffering to be conducted, transactions with any Affiliate other than transactions entered into in the ordinary course of business on terms no less favourable to the applicable entity than as would be obtainable in a comparable transaction with Persons at arm's length with such entity or dispositions by the Parent to the Borrower of intercompany receivables owing to the Parent from the Borrower or a Subsidiary of the Borrower for nominal consideration.  Except as set forth in Schedule K, as of the date hereof, neither the Borrower nor any Guarantor has made any loans or advances to or for the benefit of any shareholder, director, officer or Affiliate of the Borrower or any Guarantor, nor will any such loans be made while the Credit Obligations are outstanding, except for loans that constitute Permitted Investments or Permitted Indebtedness.

(cc) Royalties.  Neither the Borrower nor any Guarantor is in default in respect of any Royalty Obligation and no claim of such a default has been made and no event has occurred which with the giving of notice or the lapse of time or both would constitute such a default other than a default that would not have or cause a Material Adverse Effect.  No other party to any royalty agreement is in default thereunder, except where such default would not reasonably result in a Material Adverse Effect.  Each of the royalty agreements is in full force and effect and is a legal, valid and binding obligation of the Borrower or any Guarantor, as applicable, that is a party thereto.  All existing Royalty Obligations are detailed in Schedule C.

(dd) Bank Accounts.  Schedule L sets forth the account numbers and locations of all bank accounts of the Borrower and each Guarantor, as at the date hereof and the closing cash balances for such accounts on the date that is three (3) Business Days prior to the date hereof (and closing cash balance on the Business Day prior to the date of any Drawdown Notice delivered hereunder, other than a deemed drawdown in accordance with Section 2.10).

(ee) Absence of Changes.  Except as disclosed in this Agreement, specifically referenced in the Schedules hereto or permitted pursuant to the terms hereof, since the later of December 31, 2019 and the date of the most recently delivered financial statements:

(i) there has not been any damage, destruction, loss, or other event, development or condition of any character (whether or not covered by insurance) that could reasonably have a Material Adverse Effect;

(ii) neither the Borrower nor any Guarantor has transferred, assigned, sold or otherwise disposed of any material assets shown or reflected in its financial statements or cancelled any material debts or entitlements other than by payment in accordance with their terms;

(iii) neither the Borrower nor any Guarantor has, directly or indirectly, declared or paid any dividends or declared or made any other payments or distribution on or in respect of any of its shares (except as permitted in Section 8.4(g) hereunder); or

(iv) neither the Borrower nor any Guarantor has authorized, agreed or otherwise become committed to do any of the foregoing.

(ff) Indebtedness. As of the Closing Date, except for the Permitted Indebtedness, as detailed in all material respects, in Schedule P, there is no other Indebtedness of the Borrower or any Guarantor.

(gg) Disclosure.  None of the representations or warranties made by any of the Borrower or Guarantors in the Credit Documents as of the date of such representations and warranties, and, to the best knowledge of the Borrower's current Senior Officers, none of the statements contained in any other information with respect to the Borrower or the Guarantors, including each exhibit or report, furnished by or on behalf of the Borrower to the Lender in connection with the Credit Documents, contains any untrue statement of a fact or omits any fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading in any material respect.  To the best knowledge of the Borrower's current Senior Officers, there is no material fact known to any of the Borrower or the Guarantors that has had or could reasonably be expected to have a Material Adverse Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lender for use in connection with the transactions contemplated hereby.

7.2 Survival and Repetition of Representations and Warranties.

The representations and warranties set out in Section 7.1 shall survive the execution and delivery of this agreement and the other Credit Documents and will be deemed to be repeated by the Borrower and the Guarantors (where applicable) as of (i) the date on which each Loan is advanced, (ii) the Completion Date and (iii) each Payment Date (unless the representation is expressed or deemed to be given on a specified date, in which case such representation will only be given as of that date), except to the extent that on or prior to such date the Borrower has advised the Lender in writing of a variation in any such representation or warranty and the Lender, acting reasonably, has approved such variation.

ARTICLE 8
COVENANTS

8.1 Reporting Requirements.

The Borrower hereby covenants and agrees with the Lender that, until all Credit Obligations have been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 11.11:

(a) General Reporting.  The Borrower shall furnish the Lender with (by e-mail or pdf format):

(i) Management Report. As soon as available but in no event more than 25 days after the end of each month, a report, in a format acceptable to the Lender, acting reasonably, to enable the Lender to monitor and evaluate the financial position of the Borrower, the Parent and Guarantors, on a consolidated basis, and the construction and operation of the Project (provided however, if the Borrower's current management report contains such information then the Borrower may use such report).

(ii) Environmental Compliance. The Borrower shall promptly, but in no event later than ten (10) days after the Borrower obtains knowledge thereof, deliver written notice to the Lender of the occurrence of (A) any material environmental accident or spill affecting the Borrower or the Project, (B) any other condition, event or circumstance that results in non-compliance by the Borrower or the Project with any Environmental Law in any material respect and (C) any other material condition, event or circumstance which is listed as a reportable event under any applicable Environmental Law then in effect.

(iii) Quarterly Financial Statements.  As soon as available but in no event more than 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Parent, the unaudited balance sheet of the Parent on a consolidated basis as of the close of such Fiscal Quarter and unaudited statements of income and expense and changes in financial position from the beginning of the then-current Fiscal Year to the close of such Fiscal Quarter, prepared in accordance with IFRS (subject to normal year-end audit adjustments) (including principles of consolidation where appropriate) certified by a senior financial officer of the Borrower and the Parent as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken by the Borrower and the Parent with respect thereto. After Completion, as soon as available but in no event more than 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, the unaudited management prepared profit and loss statement of the Borrower on a consolidated basis as of the close of such Fiscal Quarter and changes in financial position from the beginning of the then-current Fiscal Year to the close of such Fiscal Quarter, prepared in accordance with IFRS (subject to normal year-end audit adjustments) (including principles of consolidation where appropriate) certified by a senior financial officer of the Borrower.

(iv) Annual Financial Statements.  As soon as available but in no event more than 90 days after the end of each Fiscal Year of the Parent, financial statements of the Parent on a consolidated basis consisting of a balance sheet as of the end of such Fiscal Year and a statement of income and expense and changes in financial position for such Fiscal Year (including any notes thereto), prepared in accordance with IFRS (and including principles of consolidation where appropriate) certified by such independent chartered public accountants of recognized international standing. After Completion, as soon as available but in no event more than 90 days after the end of each Fiscal Year of the Borrower, unaudited management prepared financial statements of the Borrower on a consolidated basis consisting of a balance sheet as of the end of such Fiscal Year and a statement of income and expense and changes in financial position for such Fiscal Year (including any notes thereto), prepared in accordance with IFRS (and including principles of consolidation where appropriate).

(v) Other Information.  The Lender from time to time may request any other reasonable information concerning the Project, the Borrower, the Parent or Guarantors, with such information to be as promptly provided as is reasonably possible.

(b) Notices.  The Borrower shall promptly notify the Lender of:

(i) the occurrence of any Default or Event of Default, and of the occurrence or existence of any event or circumstance that foreseeably will become a Default or Event of Default, and the action which the Borrower proposes to take or has taken with respect thereto;

(ii) the acquisition of any real property, surface leases, mining claims or mining leases by the Borrower or a Guarantor which primarily relate to the Project;

(iii) the lease of any new premises by the Borrower or a Guarantor which primarily relates to the Project;

(iv) any new locations of tangible Secured Assets having an aggregate value in excess of $1,000,000 not disclosed in Schedule E hereto;

(v) any material downward revision to the Proven and Probable Reserves of the Project (including, without limitation, any downward revisions to any of grade, tonnage, or contained ounces equal to or greater than 10%) other than from depletion from production;

(vi) any proposed material change in mining or processing methods to be employed in the Project;

(vii) any matter including (A) material breach or non-performance of, or any default under, a Material Contract by the Borrower or a Guarantor; (B) any material dispute, litigation, investigation, proceeding or suspension of or before any Governmental Agency affecting the Borrower or a Guarantor; or (C) the commencement of, or any material development in, any material litigation or proceeding affecting the Borrower or a Guarantor, in each case which has resulted, or is reasonably likely to result in, a Material Adverse Effect;

(viii) any event of Force Majeure which has or could reasonably be expected to have a Material Adverse Effect;

(ix) any amendment to the then applicable Technical Study then in effect;

(x) any other event or circumstances that has had or could reasonably be expected to have a Material Adverse Effect;

(xi) any change to the corporate ownership structure of the Borrower, a Guarantor or the Parent (excluding the shareholders of the Parent), including the creation of any Subsidiary or Affiliate of the Parent after the date hereof (and will provide an updated corporate chart indicating the correct ownership percentages of all Subsidiaries and Affiliates);

(xii) any subsequent purchases by the Borrower or a Guarantor having a value in excess of [REDACTED] [Threshold commercially sensitive information] after the date hereof relating to the Project or any disposals not in compliance with Section 8.4(l) (Disposition of Assets); and

(xiii) any development, event or circumstance which could reasonably be expected to have a Material Adverse Effect on:

(A) the Security, taken as a whole;

(B) the ability of the Borrower to achieve Completion;

(C) the Project Assets;

(D) the Borrower's ability to operate the Project after Completion substantially in the manner contemplated by the applicable Technical Study; or

(E) the ability of the Borrower to pay the Credit Obligations as and when they become due,

each notice under this Section 8.1 shall be accompanied by a written statement by a Senior Officer of the Borrower setting forth details of the occurrence referred to therein, and stating what action the Borrower or the relevant Guarantor proposes to take with respect thereto and at what time.

(c) Change of Name or Jurisdiction of Formation.  If the Borrower or a Guarantor changes its legal name or its jurisdiction of fo rmation or the jurisdiction of its location, such Borrower or Guarantor shall promptly notify the Lender in writing of the details of such change or adoption and any relevant representation and warranty, as the case may be, shall thereupon be deemed to be amended accordingly.

8.2 Financial Covenant.

The Borrower hereby covenants and agrees with the Lender that, until all Credit Obligations have been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 11.11, the Borrower agrees to cause the Parent to maintain on a consolidated basis Working Capital of not less than $15,000,000.00 measured on the last Business Day of each month. The Borrower shall provide a monthly certificate of the senior financial officer, in the form of Appendix C hereto, setting forth the calculations for the immediately preceding month which demonstrate compliance with this Section 8.2 and certifying that no Default or Event of Default has occurred and is continuing as of the date of such certificate or, if any Default or Event of Default does exist, specifying the nature and extent thereof and a confirmation that there has been no material change in the accounting principles employed in the calculations.

8.3 Affirmative Covenants.

The Borrower hereby covenants and agrees with the Lender that, until all Credit Obligations have been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 11.11:

(a) Prompt Payment.  The Borrower shall duly and punctually pay or cause to be duly and punctually paid all amounts payable by the Borrower under the Credit Documents in accordance with provisions thereof governing the payment of such amounts and at the times and places and in the currency and provided therein.

(b) Legal Existence.  The Borrower shall, and shall cause each Guarantor to, preserve and maintain its legal existence in good standing and shall qualify and remain duly qualified to carry on business and own property in each jurisdiction in which failure to maintain such qualification would have a Material Adverse Effect. The Borrower shall ensure that all of its direct and indirect Subsidiaries are wholly owned (with the exception of the Minority Interests) by the Borrower or a Guarantor (excluding the Parent).

(c) Conduct of Business.  The Borrower shall, and shall cause each Guarantor to, conduct its business in such a manner so as to:

(i) comply in all material respects with all Applicable Law (including, without limitation, Environmental Laws and laws relating to the discharge, spill, disposal or emission of Hazardous Materials);

(ii) so as to observe and perform in all respects all its obligations under leases, licences and agreements necessary for the proper conduct of the Project in accordance with prudent mining industry practice; and

(iii) so as to preserve and protect its property and assets and the earnings, income and profits therefrom,

except where failure to do so would not reasonably be expected to have a Material Adverse Effect.  The Borrower shall obtain and maintain, and shall cause each Guarantor to obtain and maintain, all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of the Project except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(d) Use of Proceeds.  The Borrower shall apply all of the proceeds of the Loans made under the Credit Facility to assist in the financing of the construction, commissioning, development, start-up and the operation of the Project in accordance with the then applicable Technical Study; provided however that $30,000,000 of the proceeds of the Loans may be used for (A) exploration expenses of the Borrower, or any of its Subsidiaries, with respect to other projects or (B) a Permitted Acquisition.

(e) Taxes.  The Borrower shall, and shall cause each Guarantor to, file all material Tax Returns and pay all material Taxes due, levied, assessed or imposed upon or against it or its property or assets or any part thereof, as and when the same become due and payable (save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and adequate reserves shall have been set aside in the books of the Borrower in accordance with IFRS if, where the failure to do so would not reasonably be expect to result in a Material Adverse Effect) and the Borrower shall deliver to the Lender, when reasonably requested, written evidence of such payments.

(f) Access.  The Borrower shall permit the Lender (or their respective designees) access to the books and records of the Borrower and each Guarantor, to the Project Site and to the officers and managerial personnel of the Borrower and to the Borrower's auditors to discuss the business affairs of the Project from time to time as the Lender may reasonably request, in each case, upon reasonable prior notice to the Borrower and (a) during normal business hours, (b) in a manner that does not unreasonably disrupt the operation of the Project, and (c) subject to applicable health and safety laws and regulations and policies adopted by the Borrower (including, for avoidance of doubt, such regulations and policies adopted by the Borrower or any Guarantor relating to COVID-19).  Prior to Completion, the Independent Engineer and a maximum of three (3) representatives of Lender shall be entitled to visit the Project Site on a bi-annual basis and as necessary, in the opinion of the Independent Engineer, acting reasonably, to confirm the Completion Test set out herein, the cost of which shall be borne by the Borrower (any additional representatives shall be at the cost and expense of the Lender). After Completion, a maximum of three (3) representatives of Lender shall visit the Project Site once per year, the cost of which shall be borne by the Borrower (any additional representatives shall be at the cost and expense of the Lender). Notwithstanding the foregoing, in the event of the occurrence of an Event of Default that is continuing the Independent Engineer and the Lender shall be, as required, entitled to visit the Project Site and all reasonable costs and out-of-pocket expenses related any visit to the Project Site during an Event of Default that is continuing shall be on account of the Borrower.

(g) Preservation of Assets.  The Borrower shall maintain, and shall cause each Guarantor to maintain the Project and the Project Assets in good working order and condition, ordinary wear and tear excepted, all in accordance with prudent operating practices, provided that the foregoing covenant shall not apply to immaterial assets not required to construct or operate the Project or that are not economically desirable.

(h) Maintain Concessions and Approvals.  The Borrower shall, and shall cause each Guarantor to, obtain and maintain in full force and effect the Mining Properties and the Approvals (including, without limitation, mining concessions and easements) and rights (including, without limitation, water rights) necessary for the construction, development and operation of the Project as and when required for the then current stage of development in accordance with the Technical Study or necessary to comply with its obligations under the Transaction Documents, to derive all material benefits from the Material Contracts and to export and sell Gold and Silver Materials.  The Borrower shall, and shall cause each Guarantor to, with due diligence and in a reasonable and prudent manner, enforce the material rights granted to it under and in connection with all such Mining Properties, water rights, Approvals and related rights.

(i) Books and Records; Audit Rights.  The Borrower shall, and shall cause each Guarantor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions (in all material respects) in such books and set aside on its books from its earnings all such proper reserves as required by IFRS.  The Borrower will provide, upon the reasonable request of the Lender, copies and extracts from its books and records and discuss its affairs, finances and condition with its officers and accountants at such reasonable times and as reasonably requested by the Lender.

(j) Construction and Acceptance of the Project. The Borrower shall, and shall cause each Guarantor to, enforce against the other parties to the Material Contracts any warranty rights under the Material Contracts, except to the extent non-enforcement thereof could not reasonably be expected to have a Material Adverse Effect.

(k) Material Contracts.  The Borrower shall, and shall cause each Guarantor to, (i) perform and observe all of its covenants and obligations contained in each Material Contract, where the failure to do so would result in a Material Adverse Effect (ii) take all reasonable and necessary action to prevent the early termination or cancellation of any Material Contract in accordance with the terms thereof or otherwise except if, within one hundred and twenty (120) days of such early termination or cancellation, such Material Contract has been replaced by a Replacement Material Contract, and all necessary consents and approvals required to make effective the Security in the Borrower's rights under such Replacement Material Contract have been delivered, and (iii) enforce against the other party to each Material Contract each material covenant or obligation of such Material Contract in accordance with its terms.  A Replacement Material Contract on substantially the same terms as the relevant Material Contract with a counterparty that is substantially as creditworthy as the replaced counterparty, and which contains step-in rights which are substantially similar, shall be deemed to be in form and substance satisfactory to the Lender.

(l) Additional Material Contracts.

(i) Prior to Completion, if the Borrower or a Guarantor enters into any Material Contract after the date hereof (other than sales agreements), it shall provide a copy of the proposed Material Contract to the Lender prior to execution thereof, for approval by the Lender, which approval shall not be unreasonably withheld or delayed and, if requested by the Lender, shall cause the counterparty thereto to enter into a Direct Agreement concurrent with the execution and delivery thereof by the Borrower or a Guarantor.

(ii) Following Completion, if the Borrower or a Guarantor enters into any Material Contract (other than sales agreements), it shall provide a copy of the Material Contract to the Lender upon execution thereof.

(iii) Promptly after the execution and delivery thereof, the Borrower shall furnish the Lender with certified copies of all amendments, supplements or modifications to any Material Contract (other than sales agreements).

(m) Environmental Compliance.  The Borrower shall keep or cause to be kept the Project free and clear of any Liens imposed pursuant to applicable Environmental Laws (save and except Permitted Liens) and shall promptly pay or cause to be paid all costs and expenses incurred in compliance and implementation with applicable Environmental Laws.  Except where the failure to do so could not reasonably be expected to have a Material Adverse Effect, the Borrower shall also ensure that the implementation and effectiveness of the mitigating measures and the performance of the Project Site activities shall comply with all applicable Environmental Laws.

(n) Operation.  The Borrower shall construct, develop and operate the Project (or shall cause the Project to be operated) in all material respects in accordance with the approved Technical Study then in effect and in a sound and efficient manner consistent with fair and prudent industry practice and good international mining practice.

(o) Refining Agreement.  With respect to the Gold and Silver Materials produced from the Project, the Borrower or a Guarantor, as the case may be, shall enter into, and maintain in full force and effect, one or more refining agreements on commercially reasonable terms.

(p) After-Acquired Property. The Borrower, the Parent and each Guarantor shall, and shall cause each of the other to, grant to the Lender a Lien on any asset, real property or mining concession acquired by the Borrower, the Parent or any Guarantor and located within a twenty-five (25) kilometre radius of the current borders of the Project or related to the Project after the date hereof or otherwise which is not subject to a Security Document in favor of the Lender (the "Other Property"), and execute indemnities in favor of the Lender, to the satisfaction of the Lender, acting reasonably, with respect to such assets, real property or mining concession and the Borrower and the Guarantor will, from time to time, execute such documents or deliver to the Lender such instruments, certificates of title or other documents as Lender at any time may reasonably request to perfect first priority Liens on such Other Property.

(q) Security Documents. The Borrower and the Guarantors shall cause all actions required by the Lender to be taken and performed to perfect the security created by the Security Documents and that the security created by the Security Documents constitutes perfected security on all the assets described in the Security Documents.

(r) Feasibility Study. On or before March 31, 2021, the Borrower, the Parent and Guarantors shall produce and deliver to the Lender the Feasibility Study which (i) ensures that any and all assumptions made therein are reasonable assumptions and (ii) forecasts that the Project Life Coverage Ratio being greater than or equal to [REDACTED] [Threshold redacted as commercially sensitive information].

8.4 Restrictive Covenants.

The Borrower hereby covenants and agrees with the Lender that, until all Credit Obligations, other than any Credit Obligations that survive the termination of this Agreement, have been repaid in full and the Credit Facility have been terminated, and unless waived in writing in accordance with Section 11.11:

(a) Liens.  Neither the Borrower nor any Subsidiary of the Borrower shall enter into or grant, create, assume or suffer to exist any Lien other than Permitted Liens.

(b) Indebtedness.  Neither the Parent (prior to Completion), the Borrower nor any Subsidiary of the Borrower shall incur, assume or otherwise become liable for or otherwise permit to exist any Indebtedness other than Permitted Indebtedness. For greater certainty this restriction in Section 8.4(b) shall not apply to the Parent after Completion except as otherwise specifically identified as applying to the Parent post-Completion in the definition of Permitted Indebtedness.

(c) Corporate Existence.  Neither the Borrower nor any Guarantor shall take part in any consolidation, plan of arrangement, amalgamation, merger, winding-up, dissolution, capital or corporate reorganization or similar proceeding or arrangement; provided however that the Lender will consent to changes which do not impact the Lender's position with respect to the Secured Assets or the creditworthiness of the Borrower or any Guarantor, as determined by the Lender, acting reasonably.

(d) Change in Business.  Neither the Borrower nor any Subsidiary of the Borrower shall discontinue its business or any material part thereof or change the general nature of its business.

(e) Fiscal Periods.  To enable the ready and consistent determination of compliance with the covenants set forth in Section 8.2, except to the extent required by Applicable Law, the Borrower shall not change the last day of its Fiscal Year from December 31 of each year, or the last days of the first three Fiscal Quarters in each of its Fiscal Years from March 31, June 30 and September 30, respectively.

(f) Limitation on Acquisitions.  Neither the Borrower nor any Guarantor shall enter into any transaction to acquire all of the outstanding Equity Securities in, or all or substantially all of the assets of any other Person.  This Section 8.4(f) does not apply to any acquisition of assets that are within the precious metals mining sector (collectively, a "Permitted Acquisition"), provided that:

(i) the cash acquisition costs or the Borrower's funding commitments can be funded from currently available funds (including available funds from (i) treasury, (ii) the Credit Facility up to a maximum of $30,000,000 (in the aggregate), provided that the asset being acquired is located in Sonora, Mexico and (iii) proceeds of an Equity Issue);

(ii) the Parent is able to demonstrate pro-forma compliance with financial covenant described in Section 8.2 following the acquisition as such covenant is recomputed as at the last day of the most recently ended month under such Section 8.2 as if such acquisition had occurred on the first day of such monthly period;

(iii) if the acquisition materially increases the actual or contingent environmental, social and/or Tax liabilities of the Borrower, the Borrower shall show that such liabilities can be adequately funded or mitigated post-acquisition, to the extent that such liabilities are not otherwise reflected in the compliance with the financial ratio described in Section 8.2;

(iv) the Borrower shall demonstrate to the satisfaction of the Lender, acting reasonably, that the Borrower and/or the Guarantors, as applicable, will be able to repay any Permitted Acquisition Indebtedness in compliance with this Agreement; and

(v) within sixty (60) days following such acquisition, the Lender shall be granted a security interest in any Equity Securities of the target company or any assets that are acquired.

Notwithstanding anything contained in this Section 8.4(f), neither the Parent nor any Affiliate of Parent that is not the Borrower or a Guarantor shall directly hold and/or acquire any assets related to the Project.

(g) Restricted Payments.  Neither the Borrower nor any Guarantor shall declare, pay or make any Restricted Payment; provided however that (i) the Borrower or any other Guarantor (other than the Parent), together, shall be permitted on annual basis to make Restricted Payments to the Parent in an amount no greater than [REDACTED] [Threshold commercially sensitive information] in the aggregate per annum for the payment of the Parent's management overhead and administrative expenses, (ii) the Borrower or any Guarantor (excluding the Parent) shall be permitted to make Restricted Payments to the Borrower or any other Guarantor (excluding the Parent) and (iii) Restricted Payments on account of the Deferred Share Units and the cash settlement of the same.

(h) Hedging Agreements.  Neither the Borrower nor any Guarantor shall enter into any Derivatives Transactions other than pursuant to a Permitted Hedging Program.

(i) No Modification of Constating Documents.  Neither the Borrower nor any Guarantor (other than the Parent) shall take any action to amend or modify its articles in any respect; provided however that each of the Guarantors (other than the Parent) shall be permitted to amend or modify their articles to comply with (i) the Security requirements hereunder or (ii) Applicable Law.

(j) Material Contracts.  Neither the Borrower nor any Subsidiary of the Borrower shall, without first obtaining the written approval of the Lender, such approval not to be unreasonably withheld, (i) cancel or terminate early any Material Contract to which it is a party or consent to or accept any cancellation or early termination thereof (other than cancellation or termination on expiry thereof but subject to the Replacement Rights), (ii) sell, assign (other than pursuant to the Guarantees or the Security Documents) or otherwise dispose of any part of its interest in any Material Contract, (iii) waive any default under, or breach of, any Material Contract or waive, fail to enforce, forgive, compromise, settle, adjust or release any right, interest or entitlement, howsoever arising, under, or in respect of, any Material Contract or in any way vary, or agree to the variation of, any provision of such Material Contract or of the performance of any covenant or obligation by any other Person under any Material Contract, except where the same could not reasonably be expected to have a Material Adverse Effect, (iv) petition, request or take any other legal or administrative action that seeks, or may reasonably be expected, to impair in any material respect the Borrower's rights and benefits under any Material Contract or (v) amend, supplement, modify or replace any Material Contract (in each case as in effect on the date hereof and as thereafter amended, supplemented or modified in accordance with this Section 8.4(j) and is subject to the Replacement Rights) except through amendments, supplements or modifications which do not have or could not reasonably be expected to have a Material Adverse Effect.

(k) Transactions with Affiliates.  Neither the Borrower nor any Guarantor shall directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate (other than a Guarantor (excluding the Parent)) or with any officer, director or employee of any such Affiliate other than (i) transactions entered into in the ordinary course of business on terms no less favourable to the applicable entity than as would be obtainable in a comparable transaction with Persons at arm's length with such entity, (ii) those transactions existing as of the date of this Agreement and set out on Schedule K hereto, (iii) dispositions by the Parent to the Borrower of intercompany receivables owing to the Parent from the Borrower or a Subsidiary of the Borrower for nominal consideration or (iv) transactions in respect of the Deferred Share Units.

(l) Disposition of Assets.  Neither the Borrower nor any Guarantor shall directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions) any asset or enter into any agreement to do any of the foregoing except:

(i) dispositions of inventory in the ordinary course of business; or

(ii) dispositions of (x) obsolete or worn out property not required for the conduct by the Borrower or Guarantor of its business or (y) on an annual basis, other assets that are not Project Assets and are not required for the conduct by the Borrower or Guarantor of its business and whose fair market value does not exceed $500,000 in the aggregate; or

(iii) dispositions by one of the Borrower or a Subsidiary of the Borrower to the other; or

(iv) dispositions to Mexico's Federal Electricity Commission (Comisión Federal de Electricidad or CFE) or its subsidiaries of any assets in respect of interconnection facilities of the Project that the Borrower or any Guarantor is required to transfer pursuant to Applicable Law (including Utilities Public Service Act of Mexico (Ley del Servicio Público de Energía Eléctrica)) and any applicable interconnection agreement;

(v) dispositions by the Parent to the Borrower of intercompany receivables owing to the Parent from the Borrower or a Subsidiary of the Borrower for nominal consideration; or

(vi) otherwise, with the prior written consent of the Lender.

(m) Royalty Obligations.  Neither the Borrower nor any Guarantor shall incur any additional Royalty Obligations after the date hereof without the prior written consent of the Lender, other than, for avoidance of doubt the Existing Royalty.

(n) Technical Study Updates. Until delivery of the Feasibility Study in accordance with Section 8.3(r) the Borrower and the Parent will ensure that the Technical Study is not changed, updated or replaced. Thereafter, without the prior written consent of the Lender, none of the Parent, the Borrower nor any Guarantor shall amend the Technical Study if such a change, update or replacement would result in Project Life Coverage Ratio being less than [REDACTED] [Threshold redacted as commercially sensitive information]. All assumptions included in a Technical Study shall be reasonable and comply with prudent industry practice standards of Canadian mining companies.

(o) Accounts. The Borrower and each Guarantor shall only maintain with reputable financial institutions bank accounts subject to a first ranking charge in favour of the Lender (provided that the Borrower and the Guarantors, collectively, may maintain the greater of (x) the equivalent of $2,000,000, in aggregate and (y) until the Conditions Precedent in Section 9.3 have been satisfied or waived, the total of amounts to be spent on the Project within the next four (4) days, in bank accounts not subject to such charge) and which are:

(i) located in the United Kingdom, the United States of America and Canada, each which could be held in Mexican Pesos, British pounds, dollars or Canadian dollars, at the Borrower's election, with no maximum amount; provided that in no event shall amounts held in Mexican Pesos in any account maintained by the Borrower and the Guarantors, collectively, exceed the equivalent of [REDACTED] [Threshold redacted as commercially sensitive information] (including, without limitation, accounts maintained in compliance with Sections 8.4(o)(i) and (ii) hereof);

(ii) with respect to those accounts located in Mexico (which could be held in British pounds, dollars, Canadian dollars or Mexican Pesos), subject to a maximum amount not exceeding the greater of (i) the equivalent of [REDACTED] [Threshold redacted as commercially sensitive information]in aggregate and (ii) any amounts to be spent on the Project in the next month in accordance with the then applicable Technical Study (as any such amounts are required to be calibrated to reflect the expenditures in such month).

ARTICLE 9
CONDITIONS PRECEDENT

9.1 Conditions Precedent to Effectiveness.

Notwithstanding the date of the execution and delivery of this agreement, (i) the Credit Facility shall not become available and (ii) the Initial Drawdown, which shall be an amount equal to $30,000,000, shall not be advanced hereunder, until the following conditions precedent have been fulfilled to the satisfaction of, or waived in writing by, the Lender (the "Closing Date"):

(a) the Guarantee has been executed and delivered by all of the parties thereto;

(b) the Borrower has executed and delivered the documents listed in Schedule G hereto;

(c) the Lender has received, in form and substance satisfactory to the Lender, acting reasonably:

(i) copies of the Preliminary Economic Assessment; and

(ii) certified copies of each Material Contract entered into prior to the Closing Date;

(d) the Lender has received, in form and substance satisfactory to the Lender, acting reasonably:

(i) a duly certified resolution of the board of directors of each of the Borrower and the Guarantors authorizing it to execute, deliver and perform its obligations under the Credit Documents to which it is a party;

(ii) a certificate of a Senior Officer of each of the Borrower and the Guarantors setting forth specimen signatures of the individuals authorized to sign on behalf of each of the Borrower and the Guarantors; and

(iii) a certificate of status or good standing for each of the Borrower and the Guarantors issued by the appropriate governmental body or agency of the jurisdiction in which each of the Borrower and the Guarantors is incorporated or formed;

(iv) opinions of each of the Borrower and the Guarantors' legal counsel with respect to each of the Borrower and the Guarantors, the enforceability of the Credit Documents and such other matters as would customarily be subject to such opinion in a financing transaction of this nature, and otherwise in form and substance satisfactory to the Lender acting reasonably; and

(e) the conditions precedent set forth in Section 9.2 shall have been fulfilled;

(f) all Security Documents and instruments or notices thereof listed in Schedule G shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions, negotiable documents of title and other documents and instruments to the Lender shall have been made which, in the reasonable opinion of the Lender's counsel, are desirable or required to make effective the Security created or intended to be created by Borrower and the Guarantors in favour of the Lender pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security;

(g) the Lender shall have completed, to its satisfaction in its sole and absolute discretion, a due diligence review of the Borrower and the Guarantors; and

(h) all reasonable fees and expenses owed to the Lender in connection with the Credit Facility which are due and payable to them shall have been paid (or shall contemporaneously be paid) in full.

9.2 Conditions Precedent to All Drawdowns.

The obligation of the Lender to make Loans under the Credit Facility is subject to fulfilment of the following conditions precedent to the satisfaction of the Lender at the time such Loan is made:

(a) no Default or Event of Default has occurred and is continuing or would result from the advance of such Loan;

(b) the Borrower shall have complied with the requirements of Sections 2.8 and 2.9 in respect of the relevant Loan;

(c) no Material Adverse Change shall have occurred since the Closing Date;

(d) each of the representations and warranties of the Borrower contained in Article 7 or in any other Credit Document shall be true, correct and complete in all material respects (without duplicating any materiality qualification contained in any such representation and warranty) as of the date such Loan is requested and as of the date such Loan is made as though made on and as of each such date (except where such representation or warranty is expressly stated to be made as at another date, in which case they were true, correct and complete in all material respects on and as of such earlier date); and

(e) all reasonable fees and expenses owed to the Lender in connection with the Credit Facility which are due and payable to them shall have been paid (or shall contemporaneously be paid) in full.

9.3 Conditions Precedent to Loans after the Initial Drawdown

The obligation of the Lender to make any Loan after the Initial Drawdown is subject to the fulfillment of the following conditions precedent to the satisfaction of the Lender at the time such Loan is made:

(a) the conditions precedent set forth in Section 9.2 shall have been fulfilled;

(b) all Security Documents and instruments or notices thereof listed in Schedule G.1 shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions, negotiable documents of title and other documents and instruments to the Lender shall have been made which, in the reasonable opinion of the Lender's counsel, are desirable or required to make effective the Security created or intended to be created by Borrower and the Guarantors in favour of the Lender pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security;

(c) all Direct Agreements requested by the Lender in writing in respect of any Material Contracts shall be delivered to the Lender; and

(d) the Feasibility Study shall be delivered to the Lender.

9.4 Waiver.

The terms and conditions of Sections 9.2 and 9.3 are inserted for the sole benefit of the Lender, and the Lender may waive such terms and conditions in accordance with Section 11.11, in whole or in part, with or without terms or conditions, without prejudicing their right to assert the terms and conditions of Sections 9.2 and 9.3 in whole or in part in respect of any subsequent Loan.

ARTICLE 10
DEFAULT AND REMEDIES

10.1 Events of Default.

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 11.11:

(a) a breach by the Borrower of any payment obligation contained herein and such breach continues unremedied for two (2) Business Days;

(b) the non-payment of any amount due hereunder or under any other Credit Document (other than the payment obligations pursuant to Article 3 and Section 4.1 which are addressed in Section 10.1(a) above) and such non-payment continues for five (5) Business Days after written notice thereof has been given to the Borrower by the Lender;

(c) the commencement of proceedings for the dissolution, liquidation or winding up of any of the Borrower or any Guarantor or for the suspension of the operations of any of the Borrower or any Guarantor (provided that, if such proceedings are commenced by another Person, such proceedings shall only constitute an Event of Default if (i) such proceedings are not being diligently defended or (ii) such proceedings have not been discharged, vacated or stayed within thirty (30) days after commencement);

(d) the Borrower or any Guarantor ceases to carry on its business or is adjudged or declared bankrupt or insolvent or admits in writing its inability to pay its debts generally as they become due or makes an assignment for the general benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or files a notice of intention to file a proposal, or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (provided that, if such proceedings are commenced by another Person, such proceedings shall only constitute an Event of Default if (i) such proceedings are not being actively and diligently contested in good faith or (ii) such proceedings have not been discharged, vacated or stayed within sixty (60) days after commencement), or expressly consents to or approves of any such proceeding for it or for any part of its property, or acquiesces to the appointment of any receiver or trustee, sequestrator or other custodian for it or any such part of its property;

(e) any representation or warranty made or deemed made by the Borrower or any Guarantor in any Credit Document or in any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein proves to have been incorrect in any material respect (without duplicating any materiality qualification contained in any such representation or warranty) when made or furnished which has not been remedied within twenty (20) Business Days after written notice to do so has been given by the Lender to the Borrower;

(f) the breach or failure of due observance or performance by the Borrower or any Guarantor of any provision of Section 8.3 or Section 8.4 and, provided that, with respect to Section 8.3, if such breach or default is capable of being cured, such default continues unremedied for a period for twenty (20) Business Days after the earlier of knowledge by the Borrower thereof or notice thereof from the Lender;

(g) the breach or failure of due observance or performance by the Borrower or any other Guarantor of any covenant or provision of Section 8.1 hereof or any other covenant or provision of any of the Credit Documents, other than those heretofore or hereafter dealt with in this Section 10.1, or of any other document, agreement or instrument delivered pursuant hereto or thereto which is not remedied within twenty (20) Business Days after written notice to do so has been given by the Lender to the Borrower;

(h) a writ, execution, attachment or similar process is issued or levied against all or any portion of the assets, property and undertaking of any of the Borrower or any Guarantor in connection with any judgment against such Person in excess of $10,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(i) one or more holders of an encumbrance or lien enforce their security or other remedies against any part of the assets, property and undertaking of any of the Borrower or any Guarantor having a fair market value in excess of $10,000,000;

(j) the Borrower or any Guarantor (i) fails to make any payment in respect of any Indebtedness having an aggregate principal amount (including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $10,000,000 or the Exchange Equivalent thereof when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure; or (ii) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such Indebtedness and (A) as a consequence thereof, the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) are able to cause such Indebtedness to be declared to be due and payable prior to its stated maturity, and (B) the holder of such Indebtedness has declared an event of default under the instrument governing such Indebtedness;

(k) any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be valid and enforceable by the Lender against any of the Borrower or any Guarantor, and any such document has not been replaced by a valid and enforceable document and equivalent in effect to such document, assuming such document had originally been valid and enforceable, in form and substance acceptable to the Lender, within thirty days of such determination, provided, however, that such grace period shall only be provided if the Borrower actively cooperates with the Lender to so replace such document;

(l) the occurrence of an event of Force Majeure which causes the construction (prior to Completion) and/or continuous operation (following Completion) of the Project to cease for a period of at least one hundred and twenty (120) days (or one hundred and eighty (180) days in respect of a Force Majeure event related to the impacts of COVID-19) within any period of three hundred and sixty five (365) consecutive days; provided, however, that such period shall be extended by the period set forth in any remedial action plan delivered by the Borrower to the Lender within such period and which remedial action plan is acceptable to the Lender, acting reasonably and in consultation with the Independent Engineer, provided that the Borrower diligently pursues such remedial action plan;

(m) any Change of Control of the Parent or the Borrower;

(n) if all or substantially all of the assets of the Borrower or any Guarantor used to carry on its business are lost or destroyed;

(o) the Borrower or any Guarantor shall (i) abandon, surrender, cancel or release all or substantially all of its right, title or interest in the Project; or (ii) suffer any termination or cancellation of all or substantially all of its right, title or interest in the Project;

(p) any event occurs or series of relevant events occur (including a change to any law or regulation) which individually or together has a Material Adverse Effect;

(q) for avoidance of doubt, except as permitted in accordance with Section 8.4(l)(iv), a material portion of the Secured Assets shall be nationalized, expropriated or condemned, or custody or control of such property or of the Borrower or any Guarantor shall be assumed by any Governmental Agency or any court of competent jurisdiction at the instance of any Governmental Agency, except where contested in good faith by proper legal proceedings diligently pursued where a stay of enforcement is in effect;

(r) any Approval shall be denied or withdrawn or shall cease to remain in full force and effect or shall otherwise be impaired and such denial, withdrawal, ceasing to be in full force and effect or impairment would reasonably be expected to result in a Material Adverse Effect, provided however, that the foregoing shall not constitute the occurrence of an Event of Default if the Borrower diligently pursues and obtains a replacement of such Approval within forty five (45) days after such denial, withdrawal, ceasing to be in full force and effect or impairment, which forty five (45) day period will be extended for another sixty (60) days if the Borrower is working diligently and in good faith to obtain or replace such Approval and, in the reasonable opinion of the Lender, no Material Adverse Change would reasonably be expected to occur as a result of such additional forty five (45) day period; and/or

(s) other than for an event of Force Majeure (which shall be governed by paragraph (l) above) and other than planned or scheduled shutdowns for maintenance and normal course mining operations and other than ceasing performance of construction due to the Borrower taking remedial action approved by the Lender, (i) the Project is not in continuous operation or (ii) all or substantially all construction at the Project necessary to achieve Completion ceases, in either case for a period in excess of 30 consecutive Business Days, the Lender may (i) by notice to the Borrower, declare the entire unpaid principal amount of the Loans, all interest accrued and unpaid thereon and all other Credit Obligations to be forthwith due and payable, whereupon the Loans, all such accrued interest and all such other Credit Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower or any Guarantor, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under any applicable insolvency legislation, the result which would otherwise occur only upon giving of notice by the Lender to the Borrower as specified in this clause (i) shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (A) exercise any or all of the Lender's rights and remedies under the Credit Documents, and (B) proceed to enforce all other rights and remedies available to the Lender under the Credit Documents and Applicable Law.

10.2 Remedies Cumulative.

The Borrower expressly agrees that the rights and remedies of the Lender under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Lender may be lawfully entitled for the same default or breach.  Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lender with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.

10.3 Set Off.

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Lender is authorized, at any time that an Event of Default has occurred and is continuing and without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other Indebtedness at any time held by or owing by the Lender, to or for the credit of or the account of the Borrower against and on account of the Credit Obligations which are due and payable to the Lender.

ARTICLE 11
MISCELLANEOUS

11.1 Waivers.

No failure or delay by the Lender in exercising any remedy, right or power hereunder or otherwise shall operate as a waiver thereof, except a waiver which is specifically given in writing by the Lender, and no single or partial exercise of any power, right or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other power, right or privilege.

11.2 Notices.

Unless otherwise specifically provided herein, all notice, consent, waiver or other communication given under this Agreement shall be in writing addressed to the respective party as set forth below and shall be given by delivering it (personally or by nationally recognized courier) or sending it by facsimile or electronic mail addressed:

If to the Borrower:

NorCrest Metals Inc.

501-570 Granville St,
Vancouver, British Columbia
V6C 3P1

Attention: Chris Ritchie, President

Tel: [REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

[contact details redacted for confidentiality reasons]

With a copy to:	Cassels Brock & Blackwell LLP Suite 2200, HSBC Building 885 West Georgia Street Vancouver, BC V6C 3E8 Attention: David Budd Facsimile: (604) 691 6120
If to the Lender:	RK Mine Finance Bermuda 4 Limited [REDACTED] Tel: [REDACTED] Facsimile: [REDACTED] Email: [REDACTED] [contact details redacted for confidentiality reasons]
With a copy to:	Norton Rose Fulbright Canada LLP 45 O'Connor Street, Suite 1500 Ottawa, Ontario K1P 1A4 Attention: Geoffrey Gilbert Facsimile: (613) 230-5459

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 11.2.  Any such communication is deemed to have been duly given (a) if delivered personally, on the day of delivery, (b) if sent by a nationally recognized courier service (delivery receipt requested) with charges paid by the sender, on the later of (i) the first Business Day following the date of dispatch, or (ii) the scheduled day of delivery by such service, (c) if sent by facsimile (with confirmation of transmission), on the day so sent if the day is a Business Day and the transmission was sent prior to 6:00 pm (Toronto time) and otherwise on the next Business Day, and (d) if sent by electronic mail on the date so sent, if the day is a Business Day and the email was sent prior to 6:00 pm (Toronto time) and otherwise on the next Business Day.  In the case of electronic mail, receipt of each communication must be confirmed by the recipient by the end of the next Business Day or, if not so confirmed, must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that such email notice shall be deemed to have been given on the date stipulated in (d) above.

11.3 Severability.

Any provision hereof which is prohibited, invalid or unenforceable shall be ineffective and invalid only to the extent of such prohibition, invalidity or unenforceability without invalidating or rendering unenforceable or ineffective the remaining provisions hereof.

11.4 Counterparts and Electronic Signature.

(a) This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

(b) Delivery of an executed signature page to this agreement by any party hereto by facsimile or other electronic form of transmission shall be as effective as delivery by such party of a manually executed copy of this agreement by such party.

11.5 Successors and Assigns; No Third Party Rights or Liabilities.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.  Nothing in this agreement will be construed to give any Person other than the parties hereto any legal or equitable right, remedy, or claim under or with respect to this agreement or any provision of this agreement.  This agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties hereto and their successors and assigns.

11.6 Participation and Assignment.

(a) Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b) With the consent of the Borrower, acting reasonably, the Lender may at any time sell or assign all or any part of its rights and obligations under the Credit Documents to one or more Persons ("Purchasing Lenders"); provided however that the consent of the Borrower shall not be required either (x) where the assignment is to an Affiliate of the Lender or (y) after the occurrence and during the continuation of an Event of Default.  Upon such sale or assignment, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.  Any such sale or assignment by the Lender shall not be effective unless and until the Purchasing Lender has executed and delivered to the Borrower an Assignment and Assumption whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as the Lender and has agreed to a specific address, electronic mail address and telefacsimile number for the purpose of notices as provided in Section 11.2.  Upon any such sale or assignment becoming effective, this agreement shall be deemed to be amended to include the Purchasing Lender as the Lender. For avoidance of doubt, prior to the occurrence of an Event of Default that is continuing, any costs, fees and expenses on account of the Lender selling or assigning all or any part of its rights under the Credit Documents to Purchasing Lenders, including, for avoidance of doubt, the reasonable costs, fees and expenses of the Borrower and the Guarantors, shall be for the account of the Lender.

(c) Consistent with and subject to the requirements of Section 11.13(b), the Borrower authorizes the Lender to disclose to any Purchasing Lender (each, a "Transferee") and any prospective Transferee and authorizes the Lender to disclose to any other Lender any and all financial information in their possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Borrower prior to becoming a party to this agreement, so long as any such Transferee or prospective Transferee agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

11.7 Entire Agreement.

The Credit Documents and the agreements referred to therein and delivered pursuant thereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

11.8 Further Assurances.

The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Lender, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Lender for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant thereto. The Borrower and the Guarantors shall cause any indirect or direct Subsidiary of either the Borrower or any Guarantor (excluding the Parent) to promptly guarantee the Credit Obligations and to grant to Lender security interests in the interest of such Subsidiary in its real and personal property to secure the Credit Obligations.

11.9 Judgment Currency.

(a) If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 11.9 referred to as the "Judgment Currency") an amount due in another currency (such other currency being hereinafter in this Section 11.9 referred to as the "Indebtedness Currency") under this agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 11.9(a)(ii) being hereinafter in this Section 11.9 referred to as the "Judgment Conversion Date").

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 11.9(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the Lenders, such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) Any amount due from the Borrower under the provisions of Section 11.9(b) shall be due to the judgment creditor as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d) The term "rate of exchange" in this Section 11.9 means the rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada at the close of business on the Business Day immediately preceding such date of determination.

11.10 Forum Selection and Consent to Jurisdiction.

Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  The Borrower hereby expressly and irrevocably submits to the jurisdiction of the courts of the Province of British Columbia for the purpose of any such litigation as set forth above and irrevocably agrees to be bound by any judgment rendered thereby in connection with such litigation.  To the extent permitted by Applicable Law, the Borrower further irrevocably consents to the service of process by registered mail, postage prepaid, or by personal service within or outside the Province of British Columbia.  The Borrower hereby expressly and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection which it may have or hereafter may have to the laying of venue of any such litigation brought in any such court referred to above and any claim that any such litigation has been brought in an inconvenient forum.  To the extent that the Borrower has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, the Borrower hereby irrevocably waives such immunity in respect of its obligations under this agreement.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than the Province of British Columbia.

11.11 Waivers and Amendments.

Any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Lender or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Lender and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

11.12 Expenses and Attorney Fees.

Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to promptly pay the following reasonable fees, costs and expenses incurred by the Lender in connection with or arising out of this Agreement or the other Credit Documents, and all such reasonable and documented fees, costs and expenses shall be part of the Credit Obligations, payable on demand and secured by the Secured Assets: (a) reasonable fees, costs and expenses (including reasonable attorneys' fees, and fees of environmental consultants, accountants and other professionals retained by the Lender, including the Independent Engineer and the Insurance Advisor) incurred in connection with the examination, review, due diligence investigation, documentation and closing of the financing arrangements evidenced by the Credit Documents; (b) reasonable fees, costs and expenses (including reasonable attorneys' fees, and fees of environmental consultants, accountants and other professionals retained by the Lender, including the Independent Engineer and the Insurance Advisor) incurred in connection with the review, negotiation, preparation, documentation, execution and administration of the Credit Documents, any Loan, and, to the extent requested by the Borrower, any amendments, waivers, consents, forbearance and other modifications relating thereto or any subordination or intercreditor agreements (the aggregate of which incurred through to the Closing Date shall be deducted from the amounts advanced on the Closing Date; provided however that the technical due diligence costs and expenses of SRK incurred prior to the Closing Date shall not be included in such amounts); (c) reasonable fees, out of pocket costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favour of the Lender including title insurance premiums, real estate survey costs and mortgage or recording taxes and fees; (d) reasonable fees, out of pocket costs and expenses incurred in connection with forwarding to Borrower the proceeds of the Loan including the Lender's standard wire transfer fee; (e) reasonable fees, costs, expenses (including reasonable attorneys' fees) and costs of settlement incurred in collecting upon or enforcing rights against the Secured Assets or incurred in any action to enforce this Agreement or the other Credit Documents or to collect any payments due from the Borrower or any Guarantor under this Agreement or any other Credit Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a "workout" or in connection with any insolvency or bankruptcy proceedings or otherwise; (f) the Lender's reasonable out of pocket expenses and disbursements, whenever incurred, in monitoring and administering any Loan; and (g) the reasonable cost of procuring background checks or updating background checks previously obtained by the Lender relating to officers of the Borrower or any Guarantor (the Borrower shall use its reasonable efforts to obtain the consent of all officers to such checks or updated checks).  The Lender will periodically keep the Borrower informed of all of such fees, costs and expenses as they arise. A certificate as to the amount of any fees, costs and expenses (including all reasonably relevant documentation), delivered to the Borrower by the Lender shall be conclusive absent manifest error and shall be delivered to the Borrower in each instance where the Borrower is required by the terms of this Agreement to pay any reasonable fees, costs or expenses of the Lender.

11.13 Confidentiality.

The Lender acknowledges the confidential nature of the financial and operational information and data provided and to be provided to it by the Borrower pursuant hereto ("Information").  The Lender will only use such Information and data for purposes of the transactions contemplated by this agreement and will use commercially reasonable efforts to prevent the disclosure thereof by it to any other Person in accordance with its customary procedures for handling confidential information of this nature; provided however, that the Lender may disclose any part of such Information:

(a) to its Affiliates, and to its and its Affiliates' directors, officers, employees, agents, counsel, accountants or other representatives and professional advisors who the Lender considers appropriate to have such Information for purposes of the transactions contemplated by the Transaction Documents, provided such recipient has been informed of the confidential nature of such Information;

(b) to any actual or potential participant or assignee which has agreed in writing to maintain such Information in confidence on terms substantially similar to this Section 11.13;

(c) to any Governmental Agency having jurisdiction over the Lender in order to comply with any Applicable Law or as otherwise required by Applicable Law or pursuant to subpoena or other legal process;

(d) to the extent requested by any Governmental Agency or other regulatory or self-regulatory authority purporting to have jurisdiction over it or its Affiliates;

(e) in connection with any action or proceeding or other exercise of any right or remedy hereunder or under any other Transaction Documents;

(f) is available to the Lender or any of the Lender's Affiliates on a non-confidential basis from a source other than the Borrower;

(g) which at the time it was provided to the Lender was in the public domain;

(h) which after it was provided to the Lender is in the public domain other than through a breach by the Lender of this Section 11.13; and

(i) to the extent Borrower consents to such disclosure.

[remainder of this page is intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this agreement.

LENDER RK MINE FINANCE BERMUDA 4 LIMITED
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]
[signatories redacted for confidentiality reasons]

BORROWER NORCREST METALS INC.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

GUARANTORS SILVERCREST METALS INC.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

[Signature Page – Credit Agreement]

COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

BABICANORA AGRÍCOLA DEL NOROESTE, S.A. DE C.V.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

SILVERCREST METALS DE MÉXICO, S.A. DE C.V.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

2

TINTO ROCA EXPLORACIÓN, S.A. DE C.V.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

ALTADORE ENERGÍA, S.A. DE C.V.
Per:	(signed) [REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

3

Schedule A
COMPLETION TESTS

[REDACTED] [Schedule redacted for confidentiality reasons]

B-1

Schedule B
APPROVALS

1. Mining Exploration Permits for each of the first, second, third, fourth and fifth exploration phases by the Secretaría de Medio Ambiente y Recursos Naturales ("SEMARNAT")

2. Each of the following Environmental Impact Assessments (collectively, "MIAs" and, each, a "MIA") with SEMARNAT:

a. MIA entitled "Las Chispas Project", or "Las Chispas" or "Project"

b. MIA entitled "Ampliación de camino de acceso a Las Chispas"

c. MIA entitled "Ampliación de Mina Las Chispas", along with the corresponding land use change document

d. MIA entitled "Ampliación 2 Las Chispas"

e. MIA entitled "Acceso a mina Las Chispas Project"

3. Title on water rights grant (300,000 M3) from CONAGUA

4. Federal registration as a hazardous waste generator from SEMARNAT

5. State registration as a hazardous waste generator from Comisión de Ecología y Desarrollo Sustentable del Estado de Sonora ("CEDES")

6. Municipal permit for garbage disposal from the local municipality

7. Waste requiring special handling plan from CEDES

8. Renewal of annual permit for storage and use of explosives for 2021 from SEDENA

9. Quarterly request for permit to allow purchase of explosives for 2020 from SEDENA

10. General permit for the purchase, storage and use of explosives (and modifications) from SEDENA

C-1

Schedule C
MATERIAL CONTRACTS

Material Contracts

[REDACTED] [Material contracts redacted as commercially sensitive information]

Royalty Obligations

1. 2% net smelter return royalty payable to Gutierrez-Perez-Ramirez, of the Nuevo Lupena and Panuco II concessions as disclosed in the Preliminary Economic Assessment.

2. 7.5% royalty payable to the Government of Mexico from income from the sale of minerals extracted.

3. 0.5% royalty payable to the Government of Mexico from income from the sale of gold, silver, and platinum.

2

Schedule D
MINING PROPERTIES

Mining Concessions

Please see the list of mining concessions attached hereto Exhibit A

Mining Concession Applications

Application file no. 082/39410 was filed [REDACTED] [Applicants redacted as commercially sensitive information] on February 17, 2016 with the Mines Registry Office of the Federal Dictorate of Mines (the "Directorate of Mines") of the Federal Secretariat of Commerce of Mexico, seeking the issuance of a mining concession to the land area comprising the mining lot formerly known as "El Carmen Dos Fraccion II" (the "La Fortuna Application"). The La Fortuna Application has since been assigned to CML by way of a certain agreement for the unconditional and irrevocable assignment of all of the assignors' rights to the La Fortuna Application dated February 21, 2018. La Fortuna is currently an untitled concession.

Owned Real Property

CML owns 2,500 hectares of land commonly known as the "Babicanora Ranch", situated in Arizpe, Sonora and purchased from Maprejex Distributions Mexico, S.A. de C.V. on April 17, 2017.

CML also owns 671.93 hectares of land commonly known as the "Cuesta Blanca Ranch", purchased from Francisco Bracamontes Medina on February 23, 2018.

Land Access Rights

By virtue of a Land Lease Agreement dated November 18, 2015 ("Agreement"), CML has a 20-year lease and occupation rights over 315 has. of land-in-common use of the Ejido Bamori of Arizpe, Sonora (the "Ejido") to carry out mineral exploration and exploitation activities. In December 2016 the parties to the Agreement agreed to an extension of the leased land of 45.6 has. as a result of a reconfiguration of the boundaries of the Ejido ordered by the National Agrarian Registry. An additional extension of 40 has. (for a total of 400.6 has.) was approved by the general assembly of the Ejido held on April 7, 2019.

CML also has a 20-year lease of 32,275.972 m2 of agrarian land commonly known as the "Tetuachi Ranch" situated in Arizpe, Sonora for mineral exploration and exploitation activities under the terms of a Land Lease Agreement dated November 28, 2017.

Rights of Way and Easements

CML is party to nine right-of-way agreements that allow for the construction of power lines infrastructure by the Mexican State-owned Federal Utilities Commission (Comisión Federal de Electricidad, or the "CFE") to the Project, the details of which are summarized on the table below and shown in the map attached hereto as Exhibit B. In accordance with the Utilities Public Service Act of Mexico (Ley del Servicio Público de Energía Eléctrica) and the agreement in effect between CFE and CML, all rights of way and powers lines infrastructure owned by CML will be transferred, at no cost, to CFE to be incorporated to the National Utilities Network.

LAND OWNER	RANCH	HECTARES
[REDACTED] [Confidential information]	CIENEGA FRÍA	6,435.40

D-1

[REDACTED] [Confidential information]	EL NIDO	446.3
[REDACTED] [Confidential information]	LOS VALLECITOS	1,436.38
[REDACTED] [Confidential information]	EL CONITO	4,676.63
[REDACTED] [Confidential information]	EL NIDO	8,998.81
[REDACTED] [Confidential information]	EL JUCARO O EL SOMBRERO	2,708.43
[REDACTED] [Confidential information]	BAMORI	3,345.50
[REDACTED] [Confidential information]	LOS HOYOS	6,979.55
[REDACTED] [Confidential information]	COCADEHUACHI	8,591.22

2

Exhibit A to Schedule D (Mining Properties)

Concession Name	Title Number	Registration Date	End Date	Surface Area (ha)
EL BERVANO FRACCION 1	212027	8/25/2000	8/24/2050	53.4183
EL BERVANO FRACCION 2	212028	8/25/2000	8/24/2050	0.9966
LAS CHISPAS UNO	188661	11/29/1990	11/28/2040	33.711
EL SIETE	184913	12/6/1989	12/5/2039	43.239
BABICANORA GRANDE	159377	10/29/1973	10/28/2023	16.00
FERNANDEZ LEAL	190472	4/29/1991	4/28/2041	3.1292
GUILLERMO TELL	191051	4/29/1991	4/28/2041	5.6521
LIMANTOUR	191060	4/29/1991	4/28/2041	4.5537
SAN GOTARDO	210776	11/26/1999	11/25/2049	3.6171
LAS CHISPAS	156924	5/12/1972	5/11/2022	4.47
ESPIRITU SANTO FRACC. 1	217589	8/6/2002	8/5/2052	733.3232
ESPIRITU SANTO FRACC. II	217590	8/6/2002	8/5/2052	0.877
LA CRUZ	223784	2/15/2005	2/14/2055	14.436
LOPEZ	190855	4/29/1991	4/28/2041	1.72
NUEVO BABICANORA FRACC. I	235366	11/18/2009	11/17/2059	392.5760
NUEVO BABICANORA FRACC. II	235367	11/18/2009	11/17/2059	9.8115
NUEVO BABICANORA FRACC. III	235368	11/18/2009	11/17/2059	2.2777
NUEVO BABICANORA FRACC. IV	235369	11/18/2009	11/17/2059	3.6764
NUEVO LUPENA	212971	2/20/2001	2/19/2051	13.0830
LA VICTORIA	216994	6/5/2002	6/4/2052	24.0000
PANUCO ll	193297	CANCELLED	CANCELLED	12.9286

1

LAS CHISPAS 3-A	245423	1/24/2017	1/23/2067	1.0809
LAS CHISPAS 3-B	245424	1/24/2017	1/23/2067	0.3879
LAS CHISPAS 3-C	245425	1/24/2017	1/23/2067	0.3413
LAS CHISPAS 3-D	245426	1/24/2017	1/23/2067	0.3359
LAS CHISPAS 3-E	245427	1/24/2017	1/23/2067	0.4241
LAS CHISPAS 3-F	245428	1/24/2017	1/23/2067	5.6112
LA FORTUNA	EXP 082/39410	N/A	N/A	15.28 (*)
Total (28)				1,400.96
(*) This is the land area that the Borrower believes is open ground; the application was submitted for 59 hectares.

2

Exhibit B to Schedule D (Mining Properties)

COORDENADAS UTM ZONA 12 N			
VÉRTICE	X	Y	ALTURA ORTOMÉTRICA
BASE	-	-	-

SIMBOLOGÍA

DATOS DEL INMUEBLE

UBICACION DEL PREDIO

SONORA

SILVERCREST

1

Schedule E
LOCATIONS OF TANGIBLE ASSETS

NorCrest Metals Inc.

None.

SilverCrest Metals Inc.

None.

Compañía Minera La Llamarada, S.A. de C.V.

The Project.

Babicanora Agrícola del Noroeste, S.A. de C.V.

None.

SilverCrest Metals de México, S.A. de C.V.

None.

Tinto Roca Exploración, S.A. de C.V.

The Project.

Altadore Energía, S.A. de C.V.

None.

E-1

Schedule F
LITIGATION

None.

2

Schedule G
CLOSING DOCUMENTS

1 Guarantee granted by the Parent in favour of the Lender;

2 Pledge Agreement by the Parent regarding its Shares in the Borrower, including all Schedules thereto;

3 Specific Security Agreement re: Accounts by the Parent in favour of the Lender, including all Schedules thereto; and

4 General Security Agreement by the Borrower in favour of the Lender, including all Schedules thereto.

G-1

Schedule G.1
SECURITY DOCUMENTS

1 Guarantee by Compañía Minera La LLamarada, S.A. de C.V. ("CML") in favour of Lender;

2 Guarantee by Babicanora Agricola del Noroeste, S.A. de C.V. ("Babicanora") in favour of Lender;

3 Guarantee by Silvercrest Metals de México, S.A. de C.V. ("SilverCrest") in favour of Lender;

4 Guarantee by Tinto Roca Exploración, S.A. de C.V. ("Tinto") in favour of Lender;

5 Guarantee by Altadore Energía, S.A. de C.V. ("Altadore" and, collectively with CML, Babicanora, SilverCrest, and Tinto, the "Mexican Guarantors") in favour of Lender;

6 One or more share pledge agreements granted by each of the Borrower, the Mexican Guarantors (as applicable), [REDACTED] [Minority shareholders redacted as commercially sensitive information] in favour of the Lender, with respect to all of the shares held by such parties in each Guarantor other than the Parent, including all Exhibits and deliverables thereto, together with a Spanish translation of same;

7 One or more non-possessory pledge agreements granted by each of the Mexican Guarantors of all of their present and after-acquired personal property and undertaking, including, without limitation, the permits, mining concessions, and accounts of each such Mexican Guarantor, including all Exhibits and deliverables thereto, together with a Spanish translation of same; and

8 Mortgage(s) of the land commonly known as the "Babicanora Ranch" (as more particularly described in Schedule D of this agreement) and the land commonly known as the "Cuesta Blanca Ranch" (as more particularly described in Schedule D of this agreement) granted by CML in favour of the Lender, including all Exhibits and deliverables thereto.

G.1-1

Schedule H
PROJECT DESCRIPTION

The Project comprises 27 mining concessions, one untitled mining concession application and real properties and land access rights situated in the Municipality of Arizpe, State of Sonora, Mexico, and totaling 1,400.96 ha, as further set out in the maps below.

H-1

The map immediately below shows the approximate location of the ranches with respect to mining concessions, veins with mineral resources and proposed production production facilities.

2

Schedule I
CAPITAL STOCK OF THE BORROWER AND THE GUARANTORS (OTHER THAN THE PARENT)

[Schedule redacted for confidentiality reasons]

Name of Borrower or Guarantor	Issued and outstanding Capital Stock and Holder(s) thereof	Rights, options, warrants, conversion rights or similar agreements or understandings to purchase or acquire Equity Securities
NorCrest Metals Inc.	[REDACTED]	None.
Compañía Minera La Llamarada, S.A. de C.V.	[REDACTED]	None.
Babicanora Agrícola del Noroeste, S.A. de C.V.	[REDACTED]	None.
SilverCrest Metals de México, S.A. de C.V.	[REDACTED]	None.
Tinto Roca Exploración, S.A. de C.V.	[REDACTED]	None.
Altadore Energía, S.A. de C.V.	[REDACTED]	None.

I-1

Schedule J
EMPLOYMENT AND LABOUR AGREEMENTS

[REDACTED] [Schedule redacted for confidentiality reasons]

K-1

Schedule K
AFFILIATE TRANSACTIONS

For the purposes of this Schedule K, reference to any agreement, document, or instrument is deemed reference to such agreement, document, or instrument as amended, supplemented, amended and restated, replaced, or otherwise modified from time to time.

Affiliate Transactions

  Transactions relating to loans advanced from the Parent to [REDACTED] [Borrower redacted for confidentiality reasons]
  Transactions relating to loans advances from the Parent to [REDACTED] [Borrower redacted for confidentiality reasons]
  Transactions in respect of the Deferred Share Units

Loans and Advances to Shareholders, Directors, Officers, or Affiliates

Name	Description of Loans or Advances
NorCrest Metals Inc.	None
SilverCrest Metals Inc.
  Loans and advances to the NorCrest Metals Inc.
  Loans and advances to Compañía Minera La Llamarada, S.A. de C.V.
  Loans and advances to Babicanora Agrícola del Noroeste, S.A. de C.V.
  Loans and advances to [REDACTED] [Borrower redacted for confidentiality reasons]
  Loans and advances to [REDACTED] [Borrower redacted for confidentiality reasons]

Compañía Minera La Llamarada, S.A. de C.V.	None
Babicanora Agrícola del Noroeste, S.A. de C.V.	Loans and advances to the NorCrest Metals Inc.
SilverCrest Metals de México, S.A. de C.V.	None
Tinto Roca Exploración, S.A. de C.V.	None
Altadore Energía, S.A. de C.V.	None

2

Schedule L
BANK ACCOUNTS

[REDACTED] [Schedule contains commercially sensitive information]

L-1

Schedule M
EXISTING INVESTMENTS

None.

O-1

Schedule N
MINORITY INTERESTS

[REDACTED] [Schedule contains commercially sensitive information]

2

Schedule O
TITLE TO PROPERTIES

In addition to any such matters noted in the legal opinions delivered in satisfaction of the conditions precedent referred to in Article 9 and the security interests purported to be created by the Security Documents:

Mining Concessions:

La Victoria: On June 15, 2019, 100% title to this concession was assigned to CML by José Felizardo Morales Baldenegro and Martha Silvia Fregoso under the terms of an Assignment of Mining Concessions Agreement. This assignment was filed for registration at the Directorate of Mines under registration no. 26489, File 437/2019, but has not yet been approved. This concession is also subject to a legacy registration of a Mineral Exploration and Hypothec (loan) Agreement (the "FAMEPIN Charge"), given as security for a loan that has since been repaid by CML as of June 19, 2019. The full release and acknowledgement of termination of the FAMEPIN Charge has been filed for registration at the Directorate of Mines.

López: On January 10, 2017, 67% title to this concession as assigned to CML by [REDACTED] [Assignor redacted for confidentiality reasons] under the terms of a Partial Assignment of Mining Concession Agreement, however this assignment does not come into effect until such time as the remaining 33% owner of the concession either provides its approval or relinquishes its right of first refusal, which has not yet occurred.

Panuco II: This concession was declared cancelled by the Directorate of Mines under cancellation notice no. 1291 dated February 19, 1999, and the administrative recourse to reinstate this concession was rejected on January 25, 2017. CML's interest in this concession was assigned on February 10, 2018 by Mr. Adelaido Gutiérrez Arce, but is conditional upon reinstatement of the mining concession.

Mining Concessions Application:

La Fortuna: The La Fortuna Application (as defined in Schedule D - Mining Properties) is currently an untitled claim.

Rights of Way and Easements

As mentioned in Schedule D - Mining Properties, the right-of-way agreements that CML is a party to are subject to the eventual transfer to CFE (as defined in the aforementioned schedule) to be incorporated to the National Utilities Network.

P-1

Schedule P
PERMITTED INDEBTEDNESS

  All present and future indebtedness, liabilities and obligations of the Borrower and the Guarantors to the Lender under the Credit Documents including the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law
  All indebtedness owed by the Borrower or a Subsidiary of the Borrower to the other described in Schedule K
  All indebtedness owed to the Parent by the Borrower or a Subsidiary of the Borrower described in Schedule K
  Indebtedness owing to CBSC Capital Inc. under the terms of one or more equipment lease agreements
  The Existing Royalty
  Corporate credit card facilities with [REDACTED] [Credit card provider redacted for confidentiality reasons]
  Accounts payable and accrued liabilities incurred in the ordinary course of business

1

Appendix A
Form of Assignment and Assumption

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of _____________, 20__ and made between:

(1) RK MINE FINANCE BERMUDA 4 LIMITED (the Assignor),

(2) [ASSIGNEE] (the Assignee) and

(3) NORCREST METALS INC. (the Corporation)

RECITALS:

(A) The Assignor has made certain loans available to the Corporation upon the terms and conditions contained in a credit agreement dated as of ___, 2020 (the Loan Agreement) between the Corporation and the Assignor.

(B) As at the date hereof, the Assignor has advanced the principal amount of $⬤ (the Outstanding Loans) to the Corporation pursuant to the Loan Agreement.

(C) As security for the payment and performance of its obligations under the Loan Agreement, the Corporation granted security over certain property and assets to the Assignor pursuant to the security agreements listed in Schedules G and G.1 of the Loan Agreement (collectively, the Security Documents).

(D) The Assignor wishes to sell and the Assignee wishes to purchase the Outstanding Loans and all of the Assignor's rights and obligations under the Loan Agreement, the Note and the Security Documents.

(E) Pursuant to Section 11.6(b) of the Loan Agreement, the Corporation wishes to acknowledge the purchase and sale on the terms set forth herein.

(F) The Loan Agreement, Security Documents and all other agreements, certificates and documents delivered in connection therewith and described in Schedule A are referred to collectively as the Assigned Documents.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Definitions, etc.

(a) Capitalized terms used without definition in this Agreement have the meanings specified in the Loan Agreement.

(b) Where any representation or warranty is qualified by reference to the knowledge of the Assignor, it is deemed to refer to the knowledge which the Assignor has or would have had if it had made a due and diligent inquiry of such Persons (including appropriate officers and directors) as a prudent Person would have considered necessary or advisable.

2. Assignment

(a) The Assignor hereby irrevocably sells, assigns and transfers to the Assignee and the Assignee hereby irrevocably purchases and assumes from the Assignor, as of [effective date] (the Effective Date) all of the following (the Purchased Loan) (i) all the Assignor's rights and obligations as a lender under the Loan Agreement and the other Assigned Documents, (ii) all payments due or to become due thereunder or in connection therewith, and (iii) all claims, causes of action, and any other rights of the Assignor as a lender, against any Person, whether known or unknown, arising under the Loan Agreement and the other Assigned Documents or in any way based on or relating thereto, including contract and tort claims, statutory claims, and all other claims related to the rights and obligations sold and assigned.  Except as expressly provided in this Agreement, the sale and assignment provided for in this Section 2(a) is without recourse to the Assignor and without representation, warranty or indemnity by the Assignor.

Appendix A-1

(b) In consideration of the sale, transfer and assignment of the Purchased Loan, the Assignee agrees to pay the Assignor $⬤.  Such purchase price shall be paid by wire transfer of immediately available funds to the account specified below on the Effective Date:

[insert wire instructions]

3. Effect of Assignment

From and after the Effective Date, (a) the Assignee shall be bound by the provisions of the Loan Agreement and the other Assigned Documents and, to the extent provided in this Agreement, shall have the rights and perform the obligations of a lender thereunder, and (b) the Assignor shall, to the extent provided in this Agreement, relinquish its rights and be released from its obligations under the Loan Agreement and the other Assigned Documents.

4. No Responsibility of Assignor

Except as expressly set out in this Agreement, the Assignor makes no representation or warranty and assumes no responsibility with respect to:

(a) any statements, warranties or representations made in, or in connection with, the Loan Agreement or any of the other Assigned Documents;

(b) the legality, validity, enforceability, genuineness or sufficiency of the Loan Agreement and the other Assigned Documents;

(c) the value of the Project Assets; or

(d) the financial condition of the Corporation or any other Loan Party or the performance or observance by the Corporation or any other Loan Party of any of their respective obligations under the Loan Agreement or the other Assigned Documents.

5. Assignor Representations and Warranties

The Assignor represents and warrants to the Assignee that:

(a) the Assigned Documents constitute all agreements and documents entered into in connection with the Outstanding Loans and none of them have been amended (orally or in writing) and none of the obligations of the Corporation or the other Loan Parties thereunder has been waived, postponed, compromises, settled, adjusted or released.  The Assignor has delivered to the Assignee true and complete copies of the Assigned Documents and there are no other agreements or documents related to the Outstanding Loans, Security Documents or the Loan Agreement, other than the Assigned Documents;

(b) the balance outstanding of the Outstanding Loans and interest accrued and unpaid thereon under the Loan Agreement are set out in Schedule B;

Appendix A-2

(c) the Assignor is the legal and beneficial owner of the Purchased Loan, it is entitled to all the rights and benefits of a lender under the Assigned Documents and it has not sold, transferred or assigned any interest in the Purchased Loan or any part thereof;

(d) the Purchased Loan is free and clear of any Lien, encumbrance or other adverse claim of any third party;

(e) there have been no prepayments of the Outstanding Loans or any other amounts payable by the Corporation under the Loan Agreement and the other Assigned Documents;

(f) there have been no payment defaults by the Corporation under the Assigned Documents and, to the best of the Assignor's knowledge, no Default or Event of Default has occurred;

(g) the Assignor has performed and discharged all its obligations and undertakings to be performed or discharged by it under the Assigned Documents prior to the Effective Date;

(h) to the Assignor's knowledge, neither the Corporation nor any Loan Party has a right of set-off, counterclaim or defence against the Assignor under or in connection with the Outstanding Loans or the Assigned Documents and the Assignor has not done anything nor omitted to do anything that would give rise to such right of set-off, counterclaim or defence;

(i) all taxes, duties, levies, charges and other imposts required to have been paid or withheld by the Assignor in connection with the Purchased Loan have been paid or withheld and remitted to the appropriate taxation authority within the time periods required by Applicable Law;

(j) all material notices and consents delivered to the Corporation by the Assignor and all material notices received by the Assignor from the Corporation with respect to any of the Assigned Documents have been provided to the Assignee;

(k) to the Assignor's knowledge, there is no fact or circumstances which materially adversely affects the enforceability of the Assigned Documents;

(l) the Assignor has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and complete the transactions contemplated hereby;

(m) all consents, authorizations, approvals or registrations, governmental or otherwise, required by the Assignor in connection with the execution, delivery, performance, validity and enforceability of this Agreement have been obtained or made and are in full force and effect; and

(n) the Assignor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

6. Assignee Representations and Warranties

The Assignee represents and warrants to the Assignor that:

(a) it has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and become the lender under the Loan Agreement;

(b) it has received a copy of the Loan Agreement and the other Assigned Documents and it is satisfied with the terms thereof;

Appendix A-3

(c) it has received copies of the most recent financial statements of the Corporation and such other documents and information as it has deemed necessary to enable it to make its credit analysis and decision to purchase the Purchased Loan; and

(d) it has, independently and without reliance upon the Assignor (except as expressly set out in this Agreement) and based on such documents and information as it deems appropriate, made its own credit analysis and decision to enter into this Agreement and purchase the Purchased Loan.

7. Release of Interest in Project Assets

Upon the assignment of the Purchased Loan to the Assignee as provided in this Agreement, the Assignor, for itself, shall have no right, title or interest in any Project Assets (including by way of security) and the Assignor agrees, to the extent necessary to give effect to the foregoing, to release and discharge any and all security interests it may hold in the Project Assets.

8. Acknowledgements of Corporation

(a) The Corporation acknowledges and accepts the sale by the Assignor and assumption by the Assignee of the Purchased Loan pursuant to this Agreement.

(b) From and after the Effective Date, the Corporation shall make all payments in respect of the Outstanding Loans (including payments of principal and interest) to the Assignee, whether such amounts have accrued prior to, on or after the Effective Date.  The Assignor and Assignee shall make all appropriate adjustments in such payments for periods prior to the Effective Date directly between themselves.

9. Confidential Information

The Assignor and the Assignee acknowledge that all information relating to this transaction is confidential and is deserving of the same care and standards typically afforded customers by responsible financial institutions.  All information relating to the Corporation and this transaction which the Assignee obtains from the Assignor or the Corporation and which is not generally available to the public is solely for the Assignee's internal use, and the Assignee therefore will use commercially reasonable efforts to prevent the disclosure of such information, and agrees not to share it in any way with any other Person who is not an officer, employee, counsel, bank examiner, outside accounting firm, or authorized agent of the Assignee, unless such disclosure is permitted under the Loan Agreement or otherwise required by Applicable Law (and then only after written notice of such requirement has been given to the Assignor and the Corporation).

10. Notice

Any notice, direction or other communication given under this Agreement must be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed at the address shown on the signature page hereof  Any such communication is deemed to have been validly and effectively given if (a) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4 pm, otherwise on the next Business Day; (b) transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

Appendix A-4

11. Further Assurances

The parties agree to execute and deliver such further and other documents and perform or cause to be performed such further acts and things as may be necessary or desirable in order to give full effect to this Agreement.

12. Binding Effect

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Notwithstanding any other provision of this Agreement, the Corporation is not entitled to the benefits of, and may not rely upon, the representations, warranties and covenants made by the Assignor and the Assignee in this Agreement, save and except for those representations, warranties and covenants contained in Section 9 herein and for the benefit of the Corporation.

13. Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable that provision will be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability and the remaining provisions will continue in full force and effect, without limitation.

14. Governing Law and Jurisdiction

(a) This Agreement is governed by and is to be interpreted, construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to conflict of law principles.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of British Columbia located in Vancouver, (ii) agrees that all claims in respect of any suit, action or proceeding may be heard and determined in such court, and (iii) waives, to the fullest extent permitted by law, any objection which it may have based upon doctrines of venue or forum incoveniens.

15. Counterparts

This Agreement may be executed in any number of separate counterparts (including by facsimile or other electronic means) and all such signed counterparts will together constitute one and the same agreement.  To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its original signature on the execution page hereof to the other parties by facsimile or other means of recorded electronic transmission and such transmission with an acknowledgement of receipt shall constitute delivery of an executed copy of this Agreement to the receiving party.

[remainder of this page intentionally left blank]

Appendix A-5

IN WITNESS WHEREOF the parties have executed this agreement.

RK MINE FINANCE BERMUDA 4 LIMITED
By:
Name and Title:
Address:
Telecopier:
Email:

[ASSIGNEE]
By:
Name and Title:
Address:
Telecopier:
Email:

NORCREST METALS INC.
By:
Authorized Signing Officer
Name and Title:
Address:
Telecopier:
E:mail:

(Signature Page for Assignment and Assumption Agreement)

Appendix A-6

SCHEDULE A to Appendix A
ASSIGNED DOCUMENTS

1

SCHEDULE B to Appendix A
OUTSTANDING LOANS

Loan Balance	$⬤

Interest Accrued and Unpaid Up to [date]	$⬤

Per Diem Interest	$⬤

1

SCHEDULE C to Appendix A
[NOTICES/CONSENTS]

1

Appendix B
Form of Drawdown Notice

DRAWDOWN NOTICE

To:  RK Mine Finance Bermuda 4 Limited
[REDACTED]

 [address redacted for confidentiality reasons]

Attention: Chief Financial Officer

Facsimile: [REDACTED]
Email: [REDACTED]

 [contact information redacted for confidentiality reasons]

This Drawdown Notice is delivered pursuant to the Credit Agreement dated as of ____, 2020 between NorCrest Metals Inc. (the "Borrower") and RK Mine Finance Bermuda 4 Limited (the "Lender") et al (the "Loan Agreement"). All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Loan Agreement.

1. The Borrower hereby requests an advance (the "Advance") as follows:

(a) Date of request (the "Date of Request"):

(b) Amount in USD:

(c) Payment instructions (if any):

2. The effective date for the Advance shall be the earlier of: (i) thirty (35) days after the Date of Request, so long as such date is a Business Day or, if not, the next Business Day or (ii) such earlier date as the Lender may approve and notify to the Borrower.

3. The Borrower hereby certifies that as at the date hereof:

(i) This Drawdown Notice is irrevocable;

(ii) The proceeds from the Advance shall be credited to a Collateral Account, as defined in the Loan Agreement;

(iii) Each of the representations and warranties of the Borrower contained in Article 7 of the Loan Agreement or in any other Credit Document is true, correct and complete in all material respects (without duplicating any materiality qualification contained in any such representation and warranty), except where such representation or warranty is expressly stated to be made as at another date, in which case they were true, correct and complete in all material respects on and as of such earlier date;

(iv) No event has occurred and is continuing which constitutes a Default or an Event of Default under the Loan Agreement, nor shall the making of the Advance result in the occurrence of any such Default or Event of Default;

(v) No Material Adverse Change has occurred since the Closing Date; and

(vi) In accordance with the terms of the Loan Agreement, a revised Schedule L is attached hereto.

Appendix B-1

[The remainder of this page is intentionally left blank]

Appendix B-2

DATED this ____ day of ________, 20___.

NORCREST METALS INC.
Per:
Name:
Title:

(signature page for Drawdown Notice)

Appendix B-3

Appendix C
Form of Compliance Certificate

[Date]

To:  RK Mine Finance Bermuda 4 Limited
[REDACTED]

 [address redacted for confidentiality reasons]

Attention: Chief Financial Officer

Facsimile: [REDACTED]
Email: [REDACTED]

 [contact information redacted for confidentiality reasons]

Re: Credit Agreement dated as of ___, 2020 between NorCrest Metals Inc. and RK Mine Finance Bermuda 4 Limited et al (the "Loan Agreement")

We refer to the Loan Agreement. This certificate is referred to under Section 8.2 of the Loan Agreement. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Loan Agreement

The undersigned, being the Chief Financial Officer of NorCrest Metals Inc. (the "Borrower"), hereby certifies that:

1. For the calendar month preceding the date hereof, the Borrower has maintained a minimum Working Capital of not less than $15,000,000, measured monthly, more particulars of which are set out in Schedule A attached hereto; and

2. No Default or Event of Default has occurred and is continuing as of the date hereof.

For and on behalf of

NORCREST METALS INC.

By:

Position: Chief Financial Officer

Appendix C-1

Schedule A to Appendix C

[NTD: Borrower to set forth calculations for immediately preceding month demonstrate compliance with minimum Working Capital Requirements]

1